Exhibit 99.2

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this Circular or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Ordinary Shares before 6 p.m. on 15 August 2012, please forward this Circular and the accompanying documentation as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this Circular and the accompanying documentation, and you should consult with the bank, stockbroker or other agent through whom the sale or transfer was effected. If you receive this Circular from another Shareholder, as a purchaser or transferee, please contact the Company’s Registrar for a Form of Proxy.

Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this Circular to any jurisdiction outside the UK should seek appropriate advice before taking any action. The distribution of this Circular and any accompanying documents into jurisdictions other than the UK may be restricted by law. Any person not in the UK into whose possession this Circular and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CSR plc

(incorporated and registered in England and Wales, No. 04187346)

Proposed transfer of CSR’s handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd.

for US$310 million in cash

Proposed Tender Offer to purchase Ordinary

Shares and American Depositary Shares representing Ordinary Shares

Circular to Ordinary Shareholders

and

Notice of General Meeting

This Circular does not constitute an offer to purchase nor a solicitation of an offer to sell any CSR plc ordinary shares or American Depositary Shares representing ordinary shares (together, the “Securities”). The return of capital described in this Circular has not been implemented and the potential tender offer has not commenced. If the return of capital is effected by means of a tender offer, CSR plc will file a tender offer statement on Schedule TO with the US Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender the Securities in the potential tender offer. If the tender offer is commenced, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all holders of the Securities at no expense to them by contacting CSR or through CSR’s website at www.CSR.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.

Your attention is drawn to the letter to Ordinary Shareholders from the Chairman of CSR plc, which is set out in Part I (Letter from the Chairman of CSR plc) of this Circular. This letter contains the recommendation of the Board of CSR plc that you vote in favour of the Transaction Resolution and the Proposed Tender Offer Resolution to be proposed at the General Meeting. Please read the whole of this Circular. In particular, your attention is drawn to the risk factors set out in Part II (Risk Factors) of this Circular.

A notice convening a General Meeting of the Company to be held at 12.00 p.m. on 17 August 2012 at the offices of Slaughter and May, One Bunhill Row, EC1Y 8YY, London is set out at the end of this Circular. A Form of Proxy for use at the General Meeting is enclosed with this Circular. Whether or not you intend to attend the General Meeting in person, please complete, sign and return the accompanying Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Companys Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA no later than 12.00 p.m. on 15 August 2012, being 48 hours before the time appointed for the holding of the General Meeting. Alternatively, you may register your proxy appointment and voting instruction electronically at www.sharevote.co.uk in accordance with the procedures set out in the notes accompanying the Notice of General Meeting. If you hold your Ordinary Shares in uncertificated form (i.e., in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Company’s Registrar (under CREST participant RA19) by no later than 12.00 p.m. on 15 August 2012. CREST members may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the notes accompanying the Notice of General Meeting.

A summary of the action to be taken by Ordinary Shareholders is set out in paragraph 11 of Part I (Letter from the Chairman of CSR plc) of this Circular and in the notes accompanying the Notice of General Meeting. The electronic registration of your proxy appointment, the return of a completed Form of Proxy or the making of a CREST Proxy Instruction will not prevent you from attending the General Meeting and voting in person (in substitution for your proxy vote) if you wish to do so and are so entitled.

This document is a circular relating to the Transaction and Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) which has been prepared in accordance with the Listing Rules and approved by the Financial Services Authority.

No person has been authorised to give any information or make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this Circular shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Circular or that the information in it is correct as of any subsequent time.

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for CSR plc as financial adviser, sponsor and broker in connection with the Transaction and the Equity Investment and the production of this document and is not advising, or acting for, any other person and will not be responsible to any person other than CSR plc for providing the protections afforded to the clients of J.P. Morgan Cazenove or for providing advice in relation to the Transaction and the Equity Investment or any other matters or arrangements referred to or contained in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove by FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove does not accept any responsibility or liability whatsoever for the contents of this Circular, and no representation or warranty, express or implied, is made by J.P. Morgan Cazenove in relation to the contents of this Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Transaction and the Equity Investment. To the fullest extent permissible J.P. Morgan Cazenove accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this Circular or any such statement.

Holders of CSR’s American Depositary Shares representing Ordinary Shares (“ADSs”) may not attend or vote at the General Meeting because JPMorgan Chase Bank, N.A., as depositary for the Ordinary Shares underlying and represented by the ADSs, is the registered owner of the Ordinary Shares which underlie the ADSs. As a result, an ADS Holder must rely on the depositary to exercise the rights of a shareholder on such ADS Holder’s behalf. JPMorgan Chase Bank, N.A. has set 30 July 2012 as the record date for the determination of ADS Holders entitled to give instructions to the depositary for the exercise of voting rights at the General Meeting or any adjournment of the General Meeting. Accordingly, ADS Holders should (i) complete their voting instruction card and return such card to the

ADS Depositary so as to be received no later than 12:00 p.m. (New York City time) on 15 August 2012 or (ii) submit their voting instructions via the internet or by telephone no later than 11:59 p.m. (New York City time) on 14 August 2012.

If you are an ADS Holder, please refer to Part IX of this Circular which gives further details relevant to you in respect of the General Meeting. However, Part IX should be read in conjunction with this document and all other materials provided to you, as they all contain important information.

Additionally, the receipt of cash pursuant to the Proposed Tender Offer by a Shareholder who is a US holder (as defined below) will be a taxable transaction for US federal income tax purposes. Paragraph B of Part VII of this Circular sets forth certain material US federal income tax consequences of the Proposed Tender Offer under current US law. However, each Shareholder should consult and seek individual advice from an appropriate professional adviser.

Capitalised terms have the meaning ascribed to them in Part XI (Definitions) of this Circular.

Dated 1 August 2012

Forward-Looking Statements

This Circular contains forward-looking statements that are subject to assumptions, risks and uncertainties associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and business segments in which the Retained Group and the Handset Operations operate. These factors include, but are not limited to, those discussed in Part II (Risk Factors) of this Circular. These and other factors could affect the results, strategy and prospects of the Retained Group and/or the Handset Operations.

Forward-looking statements can be identified typically by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “intends”, “estimates”, “plans”, “assumes”, “predicts” or “anticipates”, as well as the negatives of such words and other words of similar meaning in connection with discussions of future operating or financial performance or of strategy that involve risks and uncertainties.

The forward-looking statements in this Circular are made based upon the Company’s expectations and beliefs concerning future events affecting the Retained Group and/or the Handset Operations and therefore involve a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Group’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in these forward-looking statements; therefore, undue reliance should not be placed on such forward-looking statements.

You are cautioned not to place any undue reliance on the forward-looking statements contained in this Circular which speak only as at the date of this Circular. Neither the Company nor any member of the Group (including the Handset Operations) undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by any applicable laws and regulations, the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules and the Code.

The statements in this section should not be construed as a qualification to the opinion of the Company as to the Retained Group's working capital set out in paragraph 10 of Part VIII (Additional Information) of this Circular.

Corporate Details and Advisers

Company Secretary	Registered Office

Brett Gladden	Churchill House Cambridge Business Park Cowley Road Cambridge CB4 OWZ

Sponsor, Financial Adviser and Broker

J.P. Morgan Cazenove 25 Bank Street London E14 5JP

Legal Adviser to the Company

Slaughter and May One Bunhill Row London EC1Y 8YY

Legal Adviser to the Sponsor, Financial Adviser and Broker

Ashurst LLP 5 Appold Street London EC2A 2HA

Auditor and Reporting Accountant

Deloitte LLP 2 New Street Square London EC4A 3BZ

Financial Public Relations Adviser	Company’s Registrar

FTI Consulting Holborn Gate 26 Southampton Buildings London WC2A 1PB	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA

ADS Depositary

JPMorgan Chase Bank, N.A. 1 Chase Manhattan Plaza Floor 58 New York, NY 10005-1401 Attention: ADR Administration

Expected Timetable of Principal Events

Event	Time and date
Record date for entitlement to vote at the General Meeting	6 p.m. on 15 August 2012

Latest time and date for receipt of the Form of Proxy from, and receipt of electronic proxy appointments by, registered Ordinary Shareholders for the General Meeting	12:00 p.m. on 15 August 2012

General Meeting	12:00 p.m. on 17 August 2012

Announcement of results of the General Meeting	17 August 2012

Expected date of Completion of the Transaction	Fourth quarter of 2012

Expected date of launch of Proposed Tender Offer	Fourth quarter of 2012

Notes:

Future dates are indicative only and are subject to change by the Company, in which event details of the new times and dates will be notified to the FSA and, where appropriate, to Ordinary Shareholders.

References to times in this timetable are to London time unless otherwise stated.

The timetable with respect to ADS Holders is set out in Part IX

Part I

(Letter from the Chairman of CSR plc)

(incorporated and registered in England and Wales with

Registered No. 04187346)

Directors	Registered Office

Ron Mackintosh (Chairman)

Joep van Beurden (Chief Executive Officer)

Will Gardiner (Chief Financial Officer)

Chris Ladas (EVP Operations)

Anthony Carlisle (Non-Executive Director/
Senior Independent Director)

Andrew Allner (Non-Executive Director)

Teresa Vega (Non-Executive Director)

Sergio Giacoletto-Roggio (Non-Executive Director)

Levy Gerzberg (Non-Executive Director)

Chris Stone (Non-Executive Director)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 OWZ

1 August 2012

Dear Shareholder

Proposed transfer of CSR’s handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd. for US$310 million in cash

Proposed Tender Offer to purchase Ordinary Shares and American Depositary Shares representing Ordinary Shares

1.	Introduction

On 17 July 2012, CSR plc (“CSR” or the “Company”) announced that the Company had entered into a conditional binding agreement (the “Agreement”) with Samsung Electronics Co., Ltd. (“Samsung”) for the transfer of the Company’s development operations in handset connectivity and location, including 310 people, together with certain rights over the Company’s technology in those areas (the “Handset Operations”) for a consideration of US$310 million in cash (the “Transaction”).

The proposed Transaction accelerates the execution of the Company’s strategy of focusing on markets where it has leadership positions and the ability to deliver differentiated platforms and products through the application of its market-leading technologies and IP and realises immediate value for shareholders from the investment to date in the Company’s handset connectivity and location development operations.

In addition, conditional on completion of the Transaction, Samsung will invest US$34.4 million in return for new ordinary shares in the Company representing 4.9 per cent. of the issued share capital of the Company as at 16 July 2012 at a price of 223 pence per share (the “Equity Investment”) on completion of the Transaction (the “Completion”).

Following completion of the Transaction, the Company intends to return up to US$285 million to holders of its Ordinary Shares and American Depositary Shares representing Ordinary Shares (“ADSs”) (the “Return of Capital”) comprising the net proceeds of the Transaction and the Equity Investment together with US$40.5 million allocated to the buy-back announced in February 2012 that has not yet been used. The Board currently expects to execute the Return of Capital via a tender offer (to be implemented by the Tender Offer Bank(s), acting as principal) (the “Proposed Tender Offer”) and the subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs). If completed, this will significantly enhance earnings per share to CSR’s Shareholders. Further details of the Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) are set out in paragraph 7 of this letter.

The purpose of this document is to explain the background to, and strategic rationale for, the Transaction, the Equity Investment, the Proposed Tender Offer and the associated repurchase of

Ordinary Shares (including Ordinary Shares represented by ADSs) and to provide you with a Notice of General Meeting of the Company to be held to consider and, if thought fit, to pass the resolutions required to authorise the Company to complete the Transaction and the repurchase associated with the Proposed Tender Offer. The Equity Investment is conditional on completion of the Transaction although separate shareholder approval is not specifically required for the Equity Investment.

This document also explains why the Board considers that the Resolutions to be proposed at the General Meeting are in the best interests of the Company and the Shareholders as a whole, and why the Board recommends that you vote in favour of the Resolutions.

You will find definitions for capitalised terms used in this letter and the rest of this Circular in Part XI (Definitions) of this Circular.

2.	Background and strategic rationale

CSR is a global leader in creating multifunction platforms for the Voice & Music, Automotive, Camera and document imaging markets, using its connectivity, location, audio, video and imaging technologies.

Through investment in research and development and targeted acquisitions, CSR has evolved from its beginnings in 1999 as a supplier of Bluetooth solutions primarily for mobile devices into a diversified platform provider (62 per cent. of total revenue in Q2 2012 was derived from platform business (Q2 2011: 45 per cent.)), serving markets where the Company believes it can enjoy a leading position. Platforms are more complex and sophisticated than individual components, and generally contain broad functionality that enhance the customers end products. As part of its continued evolution, the Company is targeting investment for multifunction platforms in five attractive growth areas: Voice & Music; Indoor Location; Automotive Infotainment; Bluetooth Smart; and Imaging.

In recent years, mobile handsets have migrated from fashionable but, by comparison, simple “feature phones” to much more complex smartphones which have the power of mobile computers. As this radical shift has occurred, the platform devices for smartphones have become extraordinarily complex. Significant resources are required to develop the next generation of technology in this market, where the Application Processor is the central element of the platform. Large players have made multi-billion dollar investments to create and enhance the platform devices for smartphones which include applications processors and baseband modems. As a result, it has become increasingly difficult for the Company to protect its gross margin and market share position in this segment.

Samsung has established a leading capability in Application Processor platforms. Samsung has recognised CSR’s current technology strengths in the connectivity and location space, including CSR9800, (the Company’s Bluetooth/WiFi combination chip which is on track for commercial deployment in 2013), and the value this has in immediately extending Samsung’s capabilities. Accordingly, Samsung has agreed to pay US$310 million for the Handset Operations. Samsung’s presence in handsets, in particular within the Application Processor platform, together with its investment resources, development expertise, technological breadth and customer reach, will provide the Handset Operations and the associated employees with strong future prospects.

The Board believes that the Transaction accelerates the execution of the Company’s strategy of focusing on the development of market leading platforms in the key growth markets of Voice & Music, Automotive Infotainment, Indoor Location, Bluetooth Smart and Imaging. 67 per cent. of the Company’s Q2 2012 revenue (60 per cent. and 51 per cent. for 2011 and 2010, respectively) from the businesses that will be retained by the Company was generated by platform technologies (this excludes the existing connectivity and location products of the handset business which the Company will continue to sell and support after Completion). The combined gross margin for the core business of the Retained Group during the financial year 2011 was 55.2 per cent. The Board considers that the Group will be well positioned to generate future growth in revenues and profitability. The Board recognises that to deliver on its strategy, the Retained Group will depend on the support of its talented employees and intends to make additional grants under the Group’s incentive plans to ensure that these employees are appropriately incentivised.

Following Completion, the Company plans, in conjunction with Samsung, to finalise the development of CSR9800, which CSR will still be in a position to utilise in relation to devices in business areas other than handsets and other mobile devices. In particular, as presently planned, CSR will be able to develop CSR9800 for Automotive Infotainment applications. Following the Transaction, the Company will continue to sell and support its existing connectivity products to the handset market, and these revenues will be retained by CSR. CSR will discontinue developing products targeted specifically for the handset connectivity and handset location market, other than its leading edge indoor location platform, including any discrete GPS chips it may pursue in this market.

The Transaction does not involve the transfer of a separate revenue generating business, but will result in the transfer of approximately US$47 million of underlying operating costs (the majority of which are employee and related costs but excludes a charge of US$2.0 million representing stock-based compensation expense) and certain assets to Samsung. It is CSR’s intention to reorganise its roadmap and future investment plans around its five platform growth areas, which will include some net reinvestment in those areas of approximately US$15 million to US$20 million. As a result, CSR expects its underlying operating costs, excluding all non-underlying charges, to be in the range of US$390 million to US$410 million on an annualised basis by the end of 2012. This includes the previously communicated annualised cost savings of US$130 million achieved by the end of Q2 2012. Non-underlying charges relating to the Transaction and restructuring are expected to total approximately US$40 million.

The Company does not expect a material impact on revenues for 2012 as a result of the Transaction. However, residual revenues in relation to handset connectivity are expected to decline significantly during 2013 compared to 2012 revenues with some residual revenues in 2014. The Company expects minimal handset connectivity revenues in 2015.

The Transaction is expected to be EPS enhancing in 2013 before the Proposed Tender Offer and the repurchase of Ordinary Shares (including Ordinary Shares representing ADSs) associated with the Proposed Tender Offer, and strongly EPS enhancing in 2013 after the repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) associated with the Proposed Tender Offer.

3.	Information on the Handset Operations to be transferred to Samsung

The Transaction consists of the transfer to Samsung of the resources devoted to the development of the Company’s handset connectivity technology and a significant proportion of the resources dedicated to the development of handset location technology, including 310 employees from the following areas:

–	292 research and development employees (focused primarily on connectivity and location technologies); and

–	18 marketing and support employees.

Klaus Buehring, the Company’s Senior Vice President of Product Development has agreed to transfer to Samsung and will lead the Handset Operations after Completion.

In addition, the Transaction involves:

•

The grant to Samsung of a world-wide perpetual, royalty-free, non-exclusive license of the Company’s intellectual property rights in its connectivity and location technology, but excluding certain of its other technology; and

•	The transfer to Samsung of 21 US patents, including their respective international counterparts, which will be licensed back to the Company in perpetuity on a royalty free basis.

The Transaction does not involve the transfer of a separate revenue generating business, but will result in the transfer to Samsung of costs (the majority of which relate to the costs associated with the transferring employees) and certain assets to Samsung (including the inherent value of the expertise of the employees being transferred).

A summary of the operating costs attributable to the activities to be transferred to Samsung for the three years ended 30 December 2011 is set out below. As the activities to be transferred have no revenues, these operating costs are also recorded as operating losses.

	52 weeks ended
US$million	1 Jan 10	31 Dec 10	30 Dec 11
Revenue	—	—	—
Underlying operating costs	(47.5)	(44.3)	(46.6)
Stock based compensation expenses	(1.4)	(1.4)	(2.0)
IFRS operating costs	(48.9)	(45.7)	(48.6)
IFRS operating loss	(48.9)	(45.7)	(48.6)

At 30 December 2011, the Handset Operations had net assets of US$155.9 million and gross assets of US$160.0 million, the majority of which relates to US$151.5 million of recognised goodwill allocated to the Handset Operations. The net asset value reflects the Group’s accounting for the Transaction, and does not represent a valuation of the Handset Operations. The US$310 million consideration represents the agreed value of the Handset Operations between Samsung and CSR and includes internally generated intangible assets not recognised on the Group’s historic balance sheet.

The financial information in this section has been extracted without material adjustment from the financial information contained in Part III (Financial Information on the Handset Operations) of this Circular. Please refer to Part III (Financial Information on the Handset Operations) of this Circular for further information. Shareholders should read the whole of this Circular and not just rely on the summarised financial information set out in this Part I.

4.	Samsung equity investment to help promote strategic co-operation

CSR and Samsung believe that there are significant opportunities for future collaboration in connectivity and location technology, particularly in areas such as indoor location and advanced GPS. CSR and Samsung will in addition work together to finalise the development of CSR9800. We expect that Samsung will remain an important customer of CSR in the future.

Samsung has agreed that, conditional on Completion of the Transaction, it will invest US$34.4 million in the Company, by way of subscription for 9,925,000 ordinary shares of the Company, at a price of 223 pence per share (being the volume weighted average share price in the 15 trading days up to 13 July 2012) representing a premium of 2.2 per cent to the price of the ordinary shares at the close of business on 16 July 2012. The Equity Investment signals the parties’ intention to co-operate to ensure a smooth transfer and transition of technology and people and their commitment to a long term strategic co-operation for future technological development.

Shareholders are not being asked to approve the Equity Investment as the Company is relying on authorities granted at its last annual general meeting on 23 May 2012, but the approval of the Transaction is necessary for the Equity Investment to be completed.

5.	Principal Terms of the Transaction

CSR and Samsung have entered into an Asset and Share Transfer and Technology Licence Agreement (the “Transaction Agreement”) pursuant to which CSR has conditionally agreed to grant the Technology Licence and to transfer the Handset Operations for a cash consideration of US$310 million, of which US$279 million will be payable to CSR at Completion and US$31 million will be held in escrow for a period of 36 months to meet any indemnity claims that may be made by Samsung pursuant to the Transaction Agreement. The consideration is subject to adjustment in certain circumstances related to progress with finalising development of CSR9800. The maximum adjustment is a US$10 million reduction or increase.

The Transaction is conditional, amongst other things, upon Korean regulatory consents, the transfer of a minimum number of employees to Samsung and, as the Transaction is a Class 1 transaction under the Listing Rules, the approval of the Company’s Ordinary Shareholders at a general meeting (“General Meeting”). Completion of the Transaction is expected to occur during the fourth quarter of 2012.

The Transaction Agreement may be terminated by either party if certain of these conditions (including the conditions relating to approval by CSR Ordinary Shareholders and regulatory consents) are not met, or if completion is prevented by court order.

CSR has agreed that it will not and it will procure that its representatives will not solicit interest from a third party in an alternative transaction or provide information to such a third party or enter into discussions regarding, or any agreement relating to an alternative transaction, with any such third party. This undertaking does not prevent CSR responding to an unsolicited approach from a third party regarding an offer for the share capital of CSR. Under the Transaction Agreement, CSR has agreed that it will pay a break fee of US$6.8 million if (a) the Directors of CSR do not recommend Shareholders to vote in favour of the Transaction, or (b) the resolution to approve the Transaction has not been put to Shareholders on or before 24 August 2012, or (c) the resolution to approve the Transaction has been put to Shareholders but has not been passed.

The Transaction Agreement contains restrictions on the parties designed to ensure that Samsung has the necessary protections so it can create value in the handset and wider mobile device field using CSR’s handset connectivity and handset location technology, and CSR has the necessary protections to enable it to create value in its ongoing enterprise primarily outside this field.

The parties have entered into a transitional services agreement to assist with the transition of the Handset Operations to Samsung following the completion of the Transaction. The transitional services agreement will assist with the separation of the Handset Operations from the Company, the integration of the Handset Operations into Samsung, the continued operations of the Company and the completion of the development of CSR9800.

The parties have also entered into a share subscription agreement pursuant to which Samsung has agreed to subscribe for 9,925,000 Ordinary Shares in the capital of the Company (representing 4.9 per cent. of the issued share capital of the Company as at 16 July 2012). The Ordinary Shares are to be issued and allotted by the Company to Samsung in consideration of the payment by Samsung of US$34.4 million at a price of 223 pence per Ordinary Share. Samsung has undertaken not to sell, transfer or otherwise dispose of the Ordinary Shares within the period of 12 months of the Ordinary Shares being issued and allotted.

Further details of the Transaction and a summary of the principal terms of the key transaction documents are set out in Part VI (Principal Terms of the Key Transaction Documents) of this Circular.

6.	The financial effects of the Transaction, the Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs)

Following Completion, the Company expects to receive net cash proceeds of approximately US$209 million, after deducting the amount to be transferred to escrow and an estimated amount for tax, restructuring, fees and expenses, before taking account of the Equity Investment of US$34.4 million by Samsung.

Having considered the expected net proceeds of the Transaction and the Equity Investment, the Board intends that CSR will return a significant portion of these proceeds to holders of its Ordinary Shares and ADSs in addition to the US$40.5 million allocated to the buy-back announced in February 2012 that has not yet been utilised. The repurchase associated with the Proposed Tender Offer will be subject to the approval of Ordinary Shareholders at the General Meeting and is expected to commence during the fourth quarter of 2012. Pending completion of the Return of Capital, the net proceeds of the Transaction will be deposited in the money markets with banks, or invested in money market funds. The Board currently expects to execute the Return of Capital via a tender offer (to be implemented by a Tender Offer Bank(s), acting as principal) and a subsequent repurchase of Ordinary Shares (including Ordinary Shares representing ADSs). Samsung has agreed not to participate in the Proposed Tender Offer. Further details regarding the Return of Capital will be announced in due course.

The combined effect of the Transaction and the Equity Investment, before the Proposed Tender Offer and repurchase associated with the Proposed Tender Offer, is expected to be EPS enhancing in 2013, and strongly EPS enhancing in 2013 after the repurchase associated with the Proposed Tender Offer.

After the Transaction, the Equity Investment, the repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) associated with the Proposed Tender Offer and the reinvestment in its platform businesses, the Company expects to have a net cash position at the end of the current financial year of approximately US$250 million to US$275 million.

7.	Proposed Tender Offer

The Board has considered various options for returning capital to Shareholders, and its current intention is to achieve this by way of the Proposed Tender Offer together with the subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs). The repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) associated with the Proposed Tender Offer is subject to the approval of Ordinary Shareholders at the General Meeting of the Proposed Tender Offer Resolution and is expected to commence shortly after the completion of the Transaction. Pending completion of the repurchase associated with the Proposed Tender Offer, the net proceeds of the Transaction and the Equity Investment will be deposited in the money markets with banks or invested in money market funds. If the Equity Investment is not completed for any reason, the amount of the Proposed Tender Offer would be reduced accordingly. The Board considers the Proposed Tender Offer together with the subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) to be the most appropriate means of returning capital to the Shareholders, as it allows Shareholders individually to choose whether or not to participate.

If the Proposed Tender Offer Resolution is approved, it is the current intention that Shareholders will be given the opportunity to tender their Ordinary Shares and ADSs for cash. It is the current intention that the Proposed Tender Offer will be implemented on the basis of a Tender Offer Bank(s) acquiring, as principal, the successfully tendered Ordinary Shares and ADSs at a “strike price” and selling them to the Company at the same price. For the purposes of seeking the authority to implement the repurchase associated with the Proposed Tender Offer, it is necessary to set upper and lower limits at which Ordinary Shares (including Ordinary Shares represented by ADSs) may be repurchased. The Proposed Tender Offer Resolution requires the repurchase price to be within the range of 250 pence to 450 pence per Ordinary Share. The repurchase price (and hence the Strike Price) will be determined at the level necessary to result in the repurchase of the maximum number of Ordinary Shares (including Ordinary Shares represented by ADSs) while having a total cost not exceeding an amount equal to the amount to be returned to Shareholders pursuant to the Proposed Tender Offer and subsequent repurchase. However, the repurchase price (and hence the Strike Price) will not be set at an amount which exceeds the Board’s assessment of the intrinsic worth of the Ordinary Shares (including Ordinary Shares represented by ADSs). Up to 80 million Ordinary Shares (including Ordinary Shares represented by ADSs) will be repurchased through the Proposed Tender Offer and the subsequent repurchase (being 40 per cent. of the Company’s issued share capital as at 30 July 2012, which was the latest practicable date for such determination prior to the publication of this Circular).

The Proposed Tender Offer is expected to be open to all Shareholders other than Shareholders who are resident in a Restricted Jurisdiction. The rights of Shareholders who do not participate in the Proposed Tender Offer will not be affected.

As part of providing capacity for the additional grants under the Group’s incentive plans referred to above, the Company may make arrangements for the CSR employee benefit trust to purchase up to three million of the Ordinary Shares purchased by a Tender Offer Bank(s) pursuant to the Proposed Tender Offer (in which case, the value of the Proposed Tender Offer will be increased accordingly). Save for any such Ordinary Shares purchased by the CSR employee benefit trust, the Company intends to repurchase the Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by a Tender Offer Bank(s) pursuant to the Proposed Tender Offer.

Assuming the Proposed Tender Offer is fully taken up and depending on the final size of the Proposed Tender Offer, the Proposed Tender Offer and associated repurchase is expected to result in an approximate range of between 19 per cent. and 34 per cent. fewer Ordinary Shares (including Ordinary Shares represented by ADSs) being in issue.

Further details of the Proposed Tender Offer and the subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs), including detailed terms and conditions, a precise price range and explanations as to how to tender the Ordinary Shares and ADSs will be sent to Shareholders in due course. At such time, Shareholders will be able to choose whether or not to participate in the Proposed Tender Offer.

If the repurchase of Ordinary Shares (including Ordinary Shares representing ADSs) associated with the Proposed Tender Offer is not approved by the Ordinary Shareholders or, alternatively, is approved but the Proposed Tender Offer is not taken up by the Shareholders, the Board will consider other appropriate methods to return the net proceeds of the Transaction and the Equity Investment to the Shareholders.

Shareholders should be aware that there will be tax considerations that they should take into account when deciding whether or not to participate in the Proposed Tender Offer. Summary details of material UK taxation and US federal income taxation considerations are set out in Part VII of this Circular.

Additionally, the exchange of Ordinary Shares or ADSs, as applicable, for cash pursuant to the Proposed Tender Offer by a Shareholder who is a US holder will be a taxable transaction for US federal income tax purposes. Paragraph B of Part VII of this Circular sets forth certain material US federal income tax consequences of the Proposed Tender Offer under current US law. However, each Shareholder should consult and seek individual advice from an appropriate professional adviser.

8.	Current trading and prospects of the Group

Following the Transaction, the Group will increase its focus on platforms targeting the Voice & Music, Automotive Infotainment, Indoor Location, Imaging and Bluetooth Smart markets. The Group’s ongoing headcount will be approximately 2,120.

The revenue, underlying gross margin, underlying operating profit and underlying operating profit margin of the businesses that will be retained by the Group for the 26 weeks ended 29 June 2012 were US$493.5 million, 51.3 per cent., US$26.6 million and 5.4 per cent. respectively. After completion of the Transaction, the Board expects the annual run-rate for underlying operating expenses to be in the region of US$390 million to US$410 million by the end of 2012, compared to its previous expectation of US$420 million to US$430 million. The Board expects a similar underlying cost base of US$390 million to US$410 million in 2013, of which US$15 million to US$20 million will be new investment in its five growth areas of Voice & Music, Automotive Infotainment, Indoor Location, Imaging and Bluetooth Smart markets.

The Group expects third quarter revenues to be in the range of US$260 million to US$280 million and currently expects revenue for the full year to be broadly in line with market consensus revenue expectations.

9.	Risk Factors

As part of the Transaction, the Equity Investment, the Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs), the Board has given consideration to the potential risk and uncertainties which could have an effect on the Group’s business, operations and financial results. For a discussion of the risks and uncertainties which Shareholders should take into account when considering whether to vote in favour of the Resolutions, please refer to Part II (Risk Factors) of this Circular.

10.	General Meeting

The Transaction is of sufficient size relative to the size of the Company to constitute a Class 1 transaction under the Listing Rules and is, therefore, conditional upon the approval of Ordinary Shareholders. Under the Companies Act 2006, the repurchase of Ordinary Shares (including Ordinary Shares representing ADSs) by the Company from the Tender Offer Bank(s), following the Proposed Tender Offer requires the approval of Ordinary Shareholders.

At the end of this Circular, you will find a Notice convening a General Meeting of the Company, which is to be held at the offices of Slaughter and May, One Bunhill Row, EC1Y 8YY, London, United Kingdom at 12:00 p.m. on 17 August 2012. A summary of the action you should take is set out in paragraph 11 of this letter and in the Form of Proxy that accompanies this Circular.

The full text of the Resolutions to be proposed at the General Meeting is set out in the Notice at the end of this Circular. The Transaction Resolution will be proposed as an ordinary resolution and the Proposed Tender Offer Resolution will be proposed as a special resolution. The passing of the Transaction Resolution requires a simple majority of the votes cast in person or by proxy in respect of that resolution while the Proposed Tender Offer Resolution requires approval by not less than 75 per cent. of Ordinary Shareholders voting in person or by proxy.

Only Ordinary Shareholders may vote at the General Meeting. The Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by underlying ADSs), can be approved only if the Transaction Resolution has been approved.

If you are an ADS Holder, please refer to Part IX of this Circular, which gives further details relevant to you in respect of the General Meeting. However, Part IX should be read in conjunction with this document and all other materials provided to you, as they all contain important information.

11.	Action to be taken

You will find enclosed with this Circular a Form of Proxy for use by Ordinary Shareholders in connection with the General Meeting or any adjournment thereof. It is important to us that our Shareholders have the opportunity to vote, even if they are unable to come to the General Meeting.

Whether or not you intend to be present in person at the General Meeting, Ordinary Shareholders should complete and sign the Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Company’s Registrar, Equiniti at Aspect

House, Spencer Road, Lancing, West Sussex, BN99 6DA, by no later than 12:00 p.m. on 15 August 2012. Alternatively, you may register your proxy appointment and voting instruction electronically at www.sharevote.co.uk in accordance with the procedures set out in the notes accompanying the Notice of General Meeting by no later than 12:00 p.m. on 15 August 2012.

If you hold your Ordinary Shares in uncertificated form (that is, in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Company’s Registrar (under CREST participant RA19) by no later than 12:00 p.m. on 15 August 2012. CREST members may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the Form of Proxy and the Notice of General Meeting.

Unless an electronic registration of proxy appointment, the Form of Proxy or the CREST Proxy Instruction (as applicable) is received by the relevant date and time specified above, it will be invalid.

Details of the relevant procedures are also set out in the notes to the Form of Proxy and the Notice of General Meeting.

Completion and return of the Form of Proxy, an electronic registration of a proxy appointment or the making of a CREST Proxy Instruction will not preclude you from attending and voting in person at the General Meeting if you wish to do so.

If you are an ADS Holder, please refer to Part IX of this Circular which gives further details relevant to you in respect of the General Meeting. However, Part IX should be read in conjunction with this document and all other materials provided to you, as they all contain important information.

12.	Further information

Your attention is drawn to the further information set out in Part II (Risk Factors) to Part VIII (Additional Information) of this Circular. You should read the whole of this Circular and, in particular, the risks and uncertainties set out in Part II (Risk Factors).

13.	Recommendation

The Board has received financial advice from J.P. Morgan Cazenove with respect to the Transaction and the Proposed Tender Offer and subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs). In considering its advice, J.P. Morgan Cazenove has relied on the commercial assessment of the Board.

The Board considers that the Transaction and the repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) associated with the Proposed Tender Offer are in the best interests of the Shareholders of the Company taken as a whole and recommends that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings, which amount in aggregate to 741,242 Ordinary Shares (including Ordinary Shares represented by ADSs) and represent approximately 0.4 per cent. of the Company’s issued share capital as at the Reference Date.

Yours faithfully

Ron Mackintosh

Chairman

Part II

(Risk Factors)

Prior to voting on the Transaction and the proposed repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) following the Proposed Tender Offer, Shareholders should carefully consider the risks and uncertainties described in this Part II (Risk Factors).

The risks and uncertainties described below represent those known to the Directors as at the date of this Circular which the Directors consider to be material and which relate to the Transaction, the Equity Investment and the Proposed Tender Offer and associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs), or that represent new or changed risks to the Group as a consequence of the Transaction, the Equity Investment or the Proposed Tender Offer and subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs).

If any or a combination of the events described below actually occurs, the business, results of operations, financial condition or prospects of the Group could be materially and adversely affected. In such case, the market price of the Ordinary Shares and ADSs could decline and investors may lose all or part of their investment.

These risks and uncertainties should be read in conjunction with all other information contained in this Circular.

1.	Risks relating to the Transaction and the Equity Investment

(i)	The Transaction and the Equity Investment may not proceed

Completion of the Transaction is conditional upon, among other things, approval by Ordinary Shareholders of the Transaction Resolution, certain anti-trust clearances in Korea and the transfer of employment of a minimum number of employees (as described in more detail in Part VI (Principal Terms of the Key Transaction Documents) of this Circular). In addition in certain circumstances Samsung may be entitled to terminate the Transaction Agreement (as described in more detail in Part VI (Principal Terms of the Key Transaction Documents). If these conditions are not satisfied (or waived, as applicable), or if the Transaction Agreement is terminated, the Company will not be able to complete the Transaction Agreement.

Completion of the Equity Investment is conditional on, inter alia, the completion of the Transaction Agreement. If the Transaction Resolution is not passed, the Company will not be able to complete the Transaction or the Equity Investment Agreement. Shareholders are not being asked to approve the Equity Investment as the Company is relying on authorities granted at its last annual general meeting on 23 May 2012, but the approval of the Transaction is necessary for the Equity Investment to be completed.

The Board believes that the Transaction and the Equity Investment are in the best interests of the Shareholders taken as a whole and that the Transaction currently provides the best opportunity to realise an attractive and certain value for the Handset Operations. If the Transaction and the Equity Investment do not complete, the Group’s ability to deliver shareholder value, to deliver value for the Handset Operations or to implement the Company’s stated strategy may be prejudiced.

(ii)	Warranties, indemnities and escrow arrangements in the Transaction Agreement

As described in more detail in Part VI (Principal Terms of the Key Transaction Documents) of this Circular, the Transaction Agreement contains warranties and indemnities and Samsung has recourse to the Escrow Account for amounts claimed. The Seller has agreed to indemnify Samsung under and in respect of breaches of warranties and undertakings given in the Transaction Agreement under this indemnity.

Any sums in respect of the Escrow Amount (representing 10 per cent. of the consideration payable by Samsung) remaining standing to the credit of the Escrow Account at the end of the 36 month period following Completion will be transferred to the Seller, together with any accrued interest. However, in the event that Samsung brings claims under the indemnity set out in the Transaction Agreement, there can be no guarantee that the Seller will receive all or any part of the Escrow Amount at the end of such period. Furthermore, certain indemnity claims that might be brought by Samsung are not limited to the Escrow Amount. If any such indemnity claims were to be successful, the Retained Group would incur liabilities and obligations to make payments which would not have arisen had the Transaction not taken place. Any such shortfall or payments could have an adverse effect on the Retained Group’s cash flow, financial results and financial condition.

(iii)	Management distraction in connection with the Transaction could have an adverse effect on the Retained Group’s business

The process of implementing the Transaction and the associated reorganisation of the Retained Group to reflect its reduced resources could cause a disruption of, or loss of momentum in, the Retained Group’s businesses. The diversion of management’s attention, and any delays or difficulties encountered in connection with the Transaction, could have an adverse effect on the business, results of operations, financial conditions or prospects of the Retained Group both before and after Completion.

(iv)	Securing resources required to support the Retained Group’s strategy may not happen within the expected timeframe or at all

The transfer of over 300 talented personnel, across business and technical disciplines, to Samsung, some of whom will need to be replaced, combined with the possibility that uncertainty may cause key personnel to choose to leave, could affect the Retained Group’s ability to maintain its ongoing business and sustain its targets and wider strategic objectives following the Transaction. The Retained Group will need to invest in securing additional personnel and capabilities (including technical capabilities) and may be unable to identify, acquire and retain such resources, which in turn could affect the Retained Group’s ability to execute its strategy. The Retained Group may also be forced to raise base salaries or provide other incentives to attract and retain key personnel and any failure to provide adequate training or development may result in its employees not having the required knowledge and skills for the Retained Group to pursue its strategy. These factors could adversely affect the Retained Group’s business, results of operations or financial condition.

The Group has historically used the technologies and individual chip variants developed by the Handset Operations as a ‘test bed’ that evaluated the practical functionality and performance of a product which could then be finessed for other applications, such as Automotive. As a result of the Transaction this capability will not be available to the Retained Group, which could impact the Retained Group in its development of products for its customers.

(v)	Customer relations may be affected by the Transaction

The Transaction may give rise to concerns amongst some customers as to the Retained Group’s ability or capacity to develop its products with the necessary specifications and in accordance with the expected delivery schedules. If the Retained Group is unable to communicate or demonstrate to the contrary, its customers could engage with alternative suppliers, which could lead to a decrease in customer orders and thereby adversely affect the Retained Group’s market share.

(vi)	Restrictions relating to non-compete provisions

The Seller and the Company have agreed to certain restrictions on the ability of the Retained Group to sell products for use in certain mobile devices, or to grant licences to certain third parties for specified periods of time. These restrictions may constrain the ability of the Retained Group to realise the commercial and financial potential of current and future technologies which it develops. Furthermore, such non-compete provisions may restrict the Retained Group’s ability to support customers with their own roadmaps, which may result in those customers deciding to develop their products and place their business with competitors of the Retained Group, even in areas in which the Retained Group is not restricted from operating.

(vii)	The Retained Group may not be able to achieve the expected cost savings associated with its reduced size

The Retained Group will seek to achieve additional cost savings to reflect its smaller size following the Transaction. The Retained Group’s ability to successfully realise cost savings and the timing of this realisation may be affected by a variety of factors, including but not limited to:

•	its broad geographic areas and the complexity of the Retained Group’s operations;

•	the difficulty of implementing its cost savings plans; and

•	unforeseeable events, including major changes in the industries in which the Retained Group operates.

If the cost savings that Retained Group expects to achieve are not realised or are delayed, the Retained Group’s results of operations and the market price of Ordinary Shares and ADSs could be adversely affected.

(viii)	Transitional Services Agreement

As explained in paragraph 2 of Part VI (Principal Terms of the Key Transaction Documents) of this Circular, the Transitional Services Agreements will provide for certain post completion support services to be provided by and to both the Retained Group and the Samsung Group, including the use of shared resources during the two year period following Completion. The Retained Group’s operations may be adversely affected if Samsung were to cease providing any of the services it has undertaken to provide to the Retained Group, or if any of the services were not provided in accordance with agreed service levels.

The delivery by the Company of services to the Samsung Group will require the Retained Group to allocate some of its human and IT resources in order that it is able to fulfil its obligations to the Samsung Group. The provision of such human and IT resources may create a distraction from the conduct of the Retained Group’s own business. Furthermore, the internal human and IT resources allocated may prove insufficient to meet the obligations which the Company has assumed under the Transitional Services Agreements, which may result in additional unforeseen costs if the Company needs to allocate additional resources.

These factors could have an adverse commercial and financial impact on the Retained Group.

(ix)	Separation and Information Services Migration

Following Completion of the Transaction, it is expected that Samsung will conduct the Handset Operations from certain premises presently occupied and operated by the Group. As a result, for a period following Completion, Samsung and the Retained Group expect to share occupancy at certain locations, whilst the Retained Group relocates its employees, data and assets. Achieving such re-location may take longer than expected and/or prove more costly to effect than is anticipated. During such co-occupancy and relocation process the Retained Group’s performance and financial results could be adversely affected. It is possible that the relocation of certain assets and functions by the Retained Group may prove impractical, requiring it to maintain such activities within facilities jointly occupied with Samsung for longer than expected.

In connection with the Transaction, arrangements will be put in place that provide for the separation of the information systems required by the Retained Group and the Handset Operations respectively. As part of this process, the Retained Group expects to provide support services to Samsung for a period of up to two years after Completion. Such support, and the task of separating the information systems, may take longer than expected, require additional resources or cost more than had been envisaged. It may also distract from the execution of objectives and strategy concerned with evolving the Retained Group’s information systems, which in turn may adversely affect the conduct of its business. The task of delineating the data and systems requirements for the respective businesses and of creating distinct information systems may cause disruption to the conduct of the Retained Group’s business.

(x)	The Equity Investment may result in an adverse impact on customer relationships or strategic alliances

Some of the customers, potential customers, suppliers or strategic partners of the Retained Group may consider that the Retained Group is too closely allied with one of their competitors following the Equity Investment. Potential customers, suppliers or strategic partners may delay entering into, or decide not to enter into contracts and/or agreements, or decide to change their business relationship with the Retained Group which may adversely affect the Retained Group’s business and financial performance.

2.	Risks relating to the Proposed Tender Offer

(i)	The Proposed Tender Offer is conditional

There is no guarantee that the Proposed Tender Offer and associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) from the Tender Offer Bank(s) will take place. The Proposed Tender Offer and associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) will not take place unless the Transaction is completed and the approval of Ordinary Shareholders to the repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) is obtained. In addition, the Proposed Tender Offer and associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) will be conditional on certain other matters. The Proposed Tender Offer and the associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) will not proceed if these conditions are not satisfied or (to the extent they can be) waived.

To approve the Transaction Resolution a majority vote of Ordinary Shareholders attending the General Meeting in person or by proxy is required. However, the approval of the Proposed Tender Offer Resolution requires not less than three-quarters of those voting at the General Meeting in person or by proxy to vote in favour of that resolution.

It is possible that Ordinary Shareholders may approve the Transaction but not approve the Proposed Tender Offer Resolution. If the Transaction takes place but the Proposed Tender Offer and associated repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) from the Tender Offer Bank(s) does not, the Retained Group is expected to have approximately US$285 million in cash on its balance sheet at Completion in addition to other cash resources based on the pro forma financial information of the Retained Group as at 30 December 2011 as set out in Part IV of this Circular. Holding this amount of cash on the Company’s balance sheet would mean that the Company would be likely to receive a reduced return on capital while the Board considers how best to deploy these funds.

The Board has recommended approval of the Proposed Tender Offer Resolution because it is of the opinion that this cash is surplus to the requirements of the Retained Group and that it is in the best interests of the Shareholders as a whole not to retain this cash on the Retained Group’s balance sheet. If Ordinary Shareholders do not approve the Proposed Tender Offer Resolution, the Board would consider all options available in relation to the use of the proceeds of the Transaction and the Equity Investment and may consider presenting alternative proposals to Shareholders.

(ii)	Liquidity

The Proposed Tender Offer and associated repurchase of the Ordinary Shares (including Ordinary Shares represented by ADSs) will reduce the liquidity in the market for the Ordinary Shares and ADSs and as a result may lead to increased volatility in the market price of the Ordinary Shares and ADSs.

3.	Risks relating to the Group

In addition to the risks related to the Transaction and the Equity Investment described above, the risks and uncertainties described below represent prevailing risks and uncertainties affecting the Group which the Directors consider may change assuming the Transaction proceeds.

(i)	Staff

Following the Transaction and the transfer of over 300 employees to Samsung, the Group may be unable to recruit, retain and motivate sufficient key personnel. In pursuing its objectives and strategy, the Group depends, to a significant extent, upon its ability to retain key senior executives and R&D, engineering, operations, marketing, sales, support and other personnel, as well as upon its ability to continue to attract, retain and motivate qualified personnel in each of the territories in which the Group currently, or may in the future, operate. Furthermore, the Group depends on its employees’ skills and capabilities to develop new technologies and products to compete effectively and secure new business.

(ii)	Customers

Errors, defects or bugs in the Group’s products could result in claims from customers.

The Group’s products are designed for use in devices such as mobile telephones, automobiles, personal navigation units, headsets, gaming devices, digital cameras and printers, which are complex products. The products that the Group supplies to its customers are required to operate to very precise specifications. In the course of developing its products and technologies, the skill, knowledge and experience of the Group’s personnel is a key aspect of predicting, identifying and delivering reliable products in our target markets. A significant number of the of the people who are expected to transfer to Samsung contribute to these processes

As a result of the transfer of personnel to Samsung, skills within this area of the Group’s processes will be lost. The Group may not detect errors or defects during the R&D process for the software, (due to inadequate testing or otherwise), used in its products or in their manufacture, or identify bugs or susceptibility to connectivity errors before the products are supplied to customers or installed in the customers’ own finished devices. If failures of faulty devices are attributable to the Group’s products, it may face claims for losses or damages, incur costs for rectifying the defects or replacing the product, and experience order cancellations, any of which would adversely affect the Group’s results of operations. In addition, if any of the Group’s products failed to comply with customer specifications (including in respect of environmental matters), customers could have a right to reject or return products to it.

The Group has agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability and, for those that do, the limitations may not be enforceable. Also, the Group’s insurance coverage against losses that may arise as a result of some product defects may not be sufficient to cover claims asserted against it, or may not continue to be available generally or on reasonable terms. Product defects could have longer term harmful effects on the Group’s reputation or its relationships with customers or the market acceptance or sales of its products.

(iii)	Internal infrastructure

The Group relies on IT and automated systems to conduct its business.

Following the Transaction and in accordance with Transitional Service Agreements between the Group and Samsung, IT systems and databases will need to separated and this could lead to disruptions to the Group’s IT systems. The Group relies on IT and automated systems to support its operations globally. The loss of IT systems could affect the Group’s development work, for example by delaying a project, causing errors to occur in the software the Group develops for its products, or preventing it from launching new products on time. Loss of the Group’s systems could also disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering products from its suppliers. The Group could also lose the means to make decisions in conducting its business on a timely basis.

(iv)	Political and other risks

Financial Institution Counterparty risk

Between completion of the Transaction and completion of the repurchase of Ordinary Shares (including Ordinary Shares representing ADSs) associated with the Proposed Tender Offer, the Group will hold approximately US$580 million in treasury deposits, cash and cash equivalents which will be invested in accordance with the terms of the counterparty and settlement risk limits of the treasury policy approved by the Board. Given continuing volatility within the financial markets, there is a risk that one or more of the counterparties with which the Group undertakes transactions in the course of its cash, investment and foreign exchange management activities defaults on its obligations to the Group, causing the Group financial loss either in part or to the full amount of the exposure it has with that counterparty. The Group places significant amounts of cash and investments on deposit with banks and fund managers, and also performs foreign exchange trades with them.

Passive Foreign Investment Company Rules

The passive foreign investment company or PFIC rules were enacted by US Congress to prevent US taxpayers from avoiding or deferring (on an interest-free) basis US federal income taxation on passive investments, or converting ordinary income to capital gains, by making those investments through foreign corporations, whose business model was predominantly offshore fund management, as distinct from a business generating revenues from the sale of products or services. However, the PFIC rules are complex and, in some situations, even companies engaged in active businesses can be caught in the scope of such rules. Special US federal income tax rules apply to US holders (as defined below) owning stock of a PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75 per cent. or more of its gross income is passive income, or (ii) 50 per cent. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Based upon an analysis of the

Company’s holdings during the taxable year ended 30 December 2011 of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and the Company’s share price for such period (which affects the valuation of certain assets, including goodwill), the Company believes that it did not qualify as a PFIC for its taxable year ended 30 December 2011. Moreover, based on current projections of the Company’s passive assets and expected share price, the Company believes that it will not qualify as a PFIC for its taxable year ending 28 December 2012. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon the Company’s actual holdings of passive assets and share price during such period. Given the Company’s significant holdings of passive assets such as cash and marketable securities, including cash attributable to the Transaction, if the Company’s share price were to decline for an extended time to levels comparable to its low point during November 2011, it is possible that it would be treated as a PFIC in a future taxable year. The Company will continue to monitor whether it qualifies as a PFIC, and will notify US holders of Ordinary Shares or ADSs, as applicable, if it determines that it is a PFIC for a given taxable year.

If the Company were classified as a PFIC for any taxable year during which US holders hold Ordinary Shares or ADSs, as applicable, US holders would be subject to special, adverse rules unless, as described below, they make either a “QEF” election or a “mark-to-market” election with respect to their Ordinary Shares or ADSs, as applicable. Absent such elections, US holders’ gain from the sale or other disposition of Ordinary Shares or ADSs, as applicable, and “excess distributions” received from the Company would be ordinary income. Such income would be taxed as if the gain or excess distribution had been realised rateably over the US holders’ holding period and would be increased by an interest charge with respect to underpayments of tax as if the rateable portion of the gain or excess distribution with respect to a given prior taxable year had been subject to tax in such year. An excess distribution generally would be any distribution to a US holder with respect to Ordinary Shares or ADSs, as applicable, during a single taxable year that is greater than 125 per cent. of the average annual distributions received by such US holder with respect to Ordinary Shares or ADSs, as applicable, during the three preceding taxable years or, if shorter, during his or her holding period with respect to the Ordinary Shares or ADSs, as applicable. For these purposes, gifts, exchanges pursuant to corporate reorganisations, and pledges of Ordinary Shares (including Ordinary Shares represented by ADSs) for use as a security for a loan may be treated as taxable dispositions.

US holders who make neither a mark-to-market election nor a QEF election will be required to file an IRS Form 8621 if they own Ordinary Shares or ADSs, as applicable, in any year in which the Company is a PFIC and they receive a distribution from the Company or dispose of its shares (and will also be required to file this form to make certain elections with respect to their shares in the Company). In addition, under recently enacted legislation, each US shareholder of a PFIC is required to file such annual information as is specified by the US Treasury Department, which has not yet enacted regulations or other authority specifying what information must be filed.

Mark-to-Market Election

If Ordinary Shares or ADSs are considered to be traded on a “qualified exchange or other market,” US holders would not be subject to the foregoing PFIC taxation rules if they make a “mark-to-market” election with respect to their Ordinary Shares or ADSs, as applicable. The determination of whether shares are traded on a “qualified exchange or other market” is factual and there is no specific authority that designates certain non-US exchanges as “qualified exchanges”. Nevertheless, the Company expects that US holders of Ordinary Shares will be able to make this election because the Company’s shares are currently traded on the London Stock Exchange. However, no assurance can be provided in this regard. The ADSs are currently listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for purposes of the mark-to-market election. Consequently, if the ADSs remain listed on the NASDAQ Global Select Market and are regularly traded, the Company expects the election to be available to ADSs Holders if the Company were to become a PFIC. After making such an election, US holders generally would include as ordinary income in each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of Ordinary Shares or ADSs, as applicable, at the end of the taxable year over their adjusted basis in such Ordinary Shares or ADSs, as applicable. US holders also would be allowed to take an ordinary loss in respect of the excess, if any, of their adjusted basis in Ordinary Shares or ADSs, as applicable, over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). US holders’ tax basis in Ordinary Shares or ADSs, as applicable, would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years in which the Company is a PFIC unless the Ordinary Shares or ADSs, as applicable, were not considered to be traded on a “qualified exchange or other market” or the IRS consented to the revocation of the election. For any year for which the Company is not a PFIC, the mark-to-market election is inoperative. US holders make the mark-to-market election on IRS Form 8621, which must be filed along with their tax return for the taxable year for which the election is to take effect on or before the due date for such return (including extensions). US holders who decide to make the mark-to-market election are advised to make the election for the first taxable year for which the Company is a PFIC. US holders must report income and loss with respect to the election for each year for which the Company is a PFIC on IRS Form 8621.

QEF Election

The PFIC taxation rules outlined above also would not apply to US holders that elect to treat the Company as a “qualified electing fund” or “QEF.” US holders that are eligible for and timely make a QEF election, would include in income each year for which the Company is a PFIC (and would be subject to current US federal income tax on) their pro rata share of the Company’s ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the taxable year that ends with or within their taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. Corporate US holders would not be eligible for a dividends received deduction in respect of such income or gain. US holders’ adjusted tax basis in Ordinary Shares or ADSs, as applicable, would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in US holders’ adjusted tax basis in Ordinary Shares or ADSs, as applicable, and would not be taxed again. US holders would not, however, be entitled to a deduction for their pro rata share of any losses that the Company incurred with respect to any year.

US holders may only make a QEF election if the Company provides them with the information needed to determine the Company’s ordinary earnings and net capital gains. If it is a PFIC, the Company will provide US holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which the Company is a PFIC. The Company has had substantial taxable income in prior years, and may have taxable income in 2012 or any future year in which it may become a PFIC. As the Company historically has not made cash distributions with respect to its stock, US holders may be taxed on significant “phantom” income if they make a QEF election. A US holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest charge. For any year for which the Company is not a PFIC, the QEF election would be inoperative. If US holders make a QEF election, they would generally recognise capital gain or loss on the sale, exchange or other disposition of Ordinary Shares or ADSs, as applicable. The QEF election is made by each US holder, and can only be revoked with the consent of the IRS. US holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for the first taxable year to which the election will apply on or before the due date for such return (including extensions). US holders who decide to make the QEF election are advised to make the election for the first taxable year for which the Company is a PFIC. A US holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

US holders cannot make both a mark-to-market election and a QEF election.

US holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of Ordinary Shares or ADSs, as applicable, including the availability and advisability of making a mark-to-market or QEF election.

Part III

(Financial Information on the Handset Operations)

1.	NATURE OF FINANCIAL INFORMATION

The following financial information has been extracted, without material adjustment, from the consolidation schedules which support the consolidated audited financial statements of the Group for the 52 weeks ended 1 January 2010, 31 December 2010 and 30 December 2011. The basis for any allocations made are explained in the notes to the tables, and the directors are satisfied that the allocations provide a reasonable basis for the presentation of the financial information of the Handset Operations to enable shareholders to make an informed decision. The financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financial information contained in sections 2 and 3 of this Part III does not constitute statutory accounts for any company within the meaning of Section 434 of the Companies Act 2006. The statutory accounts for the Group for the three 52 week periods ended 1 January 2010, 31 December 2010 and 30 December 2011 have been delivered to the Registrar of Companies. In respect of the 52 weeks ended 1 January 2010, 31 December 2010 and 30 December 2011 the auditors of the Group have reported under section 495 of the Companies Act 2006 in respect of the statutory accounts referred to above and each such report was an unqualified report and did not contain a statement under section 498(2) or (4) of the Companies Act 2006.

Ordinary Shareholders should read the whole of this Circular and not rely solely on the summarised financial information contained in this Part III (Financial Information on the Handset Operations) which has been prepared using the IFRS accounting policies used to prepare the consolidated financial statements of the Group for the year ended 30 December 2011.

2.	INCOME STATEMENT OF THE 52 WEEKS ENDED 1 JANUARY 2010, 31 DECEMBER 2010 AND 30 DECEMBER 2011 (Note 1)

	Notes	52 weeks ended 1 January 2010	52 weeks ended 31 December 2010	52 weeks ended 30 December 2011
		US$000	US$000	US$000
Revenue	2	—	—	—
Cost of sales		—	—	—

Gross profit	2	—	—	—

Operating expenses	3	48,815	45,750	48,603

Operating loss		(48,815)	(45,750)	(48,603)

Notes

1)	This summarised information has been prepared using the IFRS accounting policies and used to prepare the consolidated financial statements for the Group.
2)	The Handset Operations did not have any revenues, cost of sales or gross profits.
3)

Operating expenses directly related to the employees, offices and the development of the products which are being transferred. Operating expenses do not include any allocation of central group and corporate costs because these will not transfer with the Handset Operations.

4)

The Handset Operations have no separately attributable financing income or costs as cash and debt are held at the Group level and therefore it is not possible to provide a meaningful allocation of this income or these costs to the Handset Operations for these periods.

5)

No tax allocation is performed for the purpose of the Group IFRS consolidation. As a result, it is not possible to provide a meaningful allocation of the Group tax charge to the Handset Operations for these periods.

3.	HISTORICAL BALANCE SHEET

	Notes	As at 30 December 2011
		US$000
Non-current assets
Goodwill	1	151,477
Property, plant & equipment	2	2,959

		154,436

Current assets
Other receivables	3	3,990
Corporation tax debtor	5	1,229
Cash and cash equivalents	5	356

		5,575

Total assets		160,011

Current liabilities
Trade and other payables	4	(4,120)

		(4,120)

Net current assets		1,455

Net assets		155,891

Notes

1)

Goodwill has been allocated to the Handset Operations on the basis of its relative fair value within the handset cash generating unit. No other recognised intangible assets are being transferred and the goodwill allocated does not represent the value of intangible assets being acquired.

2)

Property, plant & equipment balances represent the net book value of assets transferring and does not include any allocation of central fixed assets which may be directly or indirectly used in the Handset Operations.

3)

The Handset Operations do not have any trade receivables balances. Other receivables represent balances within the French Subsidiary and the Denmark Branch (including intergroup balances), which are transferring in their entirety.

4)

Trade and other payables represents balances related to the transferring employees as well as any other payables balances within the French Subsidiary and the Denmark Branch, which are transferring in their entirety.

5)	These balances represent balances within the French Subsidiary and the Denmark Branch, which are transferring in their entirety.
6)

No value is ascribed to internally generated costs of research and development, patents and intellectual property where the Group has not capitalised the relevant costs, in accordance with its accounting policies. Furthermore, the net asset value above is the Group’s accounting for the disposal, and does not represent a valuation of assets being acquired by Samsung.

Part IV

(Unaudited Pro Forma Financial Information for the Retained Group)

The following unaudited pro forma statement of net assets (the “Pro forma financial information”) has been prepared to show the effect on the consolidated net assets of the Group of the transfer of the Handset Operations as if it had occurred on 30 December 2011.

The unaudited Pro forma financial information has been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation, and should be read in conjunction with the notes set out below. Due to its nature, the Pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.

The statement of pro forma net assets set out below is based on the audited financial statements of the Group for the 52 weeks ended 30 December 2011, adjusted to reflect the transfer of the Handset Operations and other adjustments, as described in the notes below. The pro forma information has been prepared in accordance with Prospectus Rule Annex II items 1 to 6, as applied by Listing Rule 13.3.3R, and paragraphs 87 to 94 of the CESR Recommendations. The information provided has been prepared in a manner consistent with the accounting policies used in the audited financial statements of the Group for the 52 weeks ended 30 December 2011.

Shareholders should read the whole of this Circular and not rely solely on the summarised financial information contained in this Part IV (Unaudited Pro Forma Financial Information for the Retained Group). Deloitte LLP’s report on the unaudited pro forma statement of net assets is set out in Part V (Accountant’s Report in Respect of the Unaudited Pro Forma Financial Information for the Retained Group) of this Circular.

1.	Unaudited pro forma net assets statement

		Adjustments
	CSR plc Consolidated Net Assets 30 December 2011	Transferred Operations	Proceeds	Return of capital	CSR plc Consolidated Net assets 30 December 2011
	US$000	US$000	US$000	US$000	US$000
	Note 2(A)	Note 2(B)(i)	Note 2(B)(ii)	Note 2(C)
Non-current assets
Goodwill	332,749	(151,477)	—	—	181,272
Other intangible assets	127,747	—	—	—	127,747
Property, plant & equipment	34,520	(2,959)	—	—	31,561
Investment	3,610	—	—	—	3,610
Other receivables	—	—	31,000	—	31,000
Deferred tax asset	118,442	—	—	—	118,442

	617,068	(154,436)	31,000	—	493,632

Current assets
Inventory	120,347	—	—	—	120,347
Derivative financial instruments	148	—	—	—	148
Trade and other receivables	123,797	(3,990)	—	—	119,807
Corporation tax debtor	11,808	(1,229)	—	—	10,579
Treasury deposits and investments	65,938	—	—	—	65,938
Cash and cash equivalents	211,907	(356)	243,408	(283,937)	171,022

	533,945	(5,575)	243,408	(283,937)	487,841

Total assets	1,151,013	(160,011)	274,408	(283,937)	981,473

Current liabilities
Trade and other payables	180,621	(4,120)	—	—	176,501
Current tax liabilities	9,613	—	—	—	9,613
Obligations under finance leases	16	—	—	—	16
Derivative financial instruments	1,585	—	—	—	1,585
Provisions	29,495	—	—	—	29,495

	221,330	(4,120)	—	—	217,210

Net current assets	312,615	(1,455)	243,408	(283,937)	301,631

Non-current liabilities
Long-term accruals	49,590	—	—	—	49,590
Long-term provisions	1,926	—	—	—	1,926
Obligations under finance leases	143	—	—	—	143
Defined benefit pension scheme deficit	117	—	—	—	117

	51,776	—	—	—	51,776

Total liabilities	273,106	(4,120)	—	—	268,986

Net assets	877,907	(155,891)	274,408	(283,937)	712,487

2.	Explanatory notes

(A)	Source of underlying financial information

The figures for the CSR plc Group have been extracted without material adjustment from the audited financial statements of CSR plc for the year ended 30 December 2011.

(B)	Adjustment to reflect the transfer of operations

(i)	The figures for the Handset Operations have been extracted without adjustment from Part III, Financial Information on the Handset Operations, of this Circular.

(ii)

Adjustment to reflect the receipt of expected net proceeds of US$209 million (being gross consideration of US$310 million, less fees, employee retention costs, taxation and payment into escrow of US$101 million) and the equity investment of US$34.4 million. The escrow of US$31 million is receivable after 3 years and has been shown as a non-current other receivable.

US$’000
Consideration	310,000
Equity investment received	34,408
Less transaction fees, employee retention costs, taxation and payment into escrow	(101,000)

Net proceeds and equity investment	243,408

(C)	Adjustment to reflect the return of capital

It is expected that the proceeds from the disposal are to be returned to shareholders by way of a tender offer, using the net proceeds of US$209 million (as described in 2(B)(ii) above), the remaining US$40.5 million of the previously announced US$50 million share buyback and US$34.4 million from the equity investment received as part of the transaction.

The proceeds and the amount returned to shareholders have been calculated as follows:

Consideration	310,000
Equity investment received	34,408
Completion of previously announced share buyback	40,529
Less transaction fees, employee retention costs, taxation and payment into escrow	(101,000)

Return of value	283,937

(D)	No adjustments since the date of pro forma

The unaudited pro forma statement of net assets does not reflect any changes in the trading position of the Group or any other changes arising from other transactions, other than those outlined in the above notes, since 30 December 2011, being the date at which the latest financial information was prepared.

No account has been taken of any fair value adjustments that may be necessary, as these will only be calculated post completion.

Part V

(Accountant’s Report in Respect of the Unaudited Pro Forma

Financial Information for the Retained Group)

2 New Street Square

London

EC4A 3BZ

The Board of Directors

on behalf of CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

1 August 2012

Dear Sirs

CSR plc (the “Company”)

We report on the pro forma financial information for the Retained Group (the “Pro forma financial information”) set out in Part IV of the circular, dated 1 August 2012 (the “Circular”), which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the proposed transfer of the Handset Operations and the Proposed Tender Offer (both as defined in the Circular) might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 December 2011. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Regulation as applied by Listing Rule 13.3.3R.

It is our responsibility to form an opinion, in accordance with Annex I item 20.2 of the Prospectus Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary Shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

a)	the Pro forma financial information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Part VI

(Principal Terms of the Key Transaction Documents)

1.	Transaction Agreement

The Transaction Agreement was entered into on 17 July 2012 between the Seller, the Company, and Samsung. Pursuant to the Transaction Agreement, the Seller has conditionally agreed to sell the Handset Operations and Sale Shares to Samsung.

(A)	Conditions

Completion is conditional upon:

(i)	the passing of the Transaction Resolution by Ordinary Shareholders;

(ii)	the parties’ obligations under the Transaction Agreement not having been restrained or prevented by an order of any court, governmental agency or other relevant authority;

(iii)	no party having suffered an insolvency event (the conditions described in paragraphs (i) to (iiii) being the “General Conditions”);

(iv)	the required clearances being received from the Korea Fair Trade Commission under the Korean Anti-Trust Law;

(v)

the required clearance being received from the Bank of Korea and the designated foreign exchange bank in Korea under the Foreign Exchange Transactions Act of Korea (the conditions described in paragraphs (iv) and (v) being the “Regulatory Conditions”); and

(vi)

the number of employees in various categories who transfer to Samsung at Completion are not less than 90 per cent. (80 per cent. in the case of certain employees who are not engineers or senior employees) of the numbers in these categories that the parties have agreed should transfer (the “Purchaser Condition”).

No party may waive any of the General Conditions or any of the Regulatory Conditions but Samsung may waive the Purchaser Condition (in whole or in part) at, or at any time before Completion.

(B)	Consideration

Under the terms of the Transaction Agreement, as well as assuming certain obligations in relation to the Handset Operations, the total consideration payable by Samsung at Completion in respect of the sale of the Handset Operations and the Sale Shares will be US$310 million in cash (the “Consideration”), of which US$279 million will be payable to CSR at Completion and US$31 million will be held in escrow for a period of 36 months to meet any indemnity claims that may be made by Samsung pursuant to the Transaction Agreement.

The Consideration is subject to adjustment by up to US$10 million in certain circumstances. The Consideration may be reduced by US$10 million if Samsung ceases the development of CSR9800 on or before 1 June 2013 or if Samsung has not shipped that product in commercial quantities on or before 1 June 2014. The Consideration may be increased by US$10 million if Samsung has shipped that product in commercial quantities on or before 1 June 2014. Certain other adjustments of less than US$10 million may occur depending on whether and when customer sampling of CSR9800 takes place. If the Consideration is reduced the Seller will be liable to pay to Samsung the amount of the reduction. If the Consideration is increased, Samsung will be liable to pay to the Seller the amount of the increase.

(C)	Intellectual property

The Transaction Agreement contains restrictions on the parties designed to ensure that Samsung has the necessary protections so it can create value in the handset and wider mobile device field using CSR's handset connectivity and handset location technology, and CSR has the necessary protections to enable it to create value in its ongoing enterprise primarily outside this field.

Under the terms of the Transaction Agreement, CSR grants to Samsung a worldwide, perpetual, royalty free, non-exclusive licence to the Seller’s patents and other intellectual property rights in respect of certain connectivity and location technology. This licence is subject to the restrictions described below. The Transaction Agreement also contains undertakings that restrict certain activities by the Retained Group in the field of mobile handsets and other mobile devices.

The principal restrictions are:

CSR

•

Except for existing products, and products for use in certain identified devices, CSR will not sell connectivity products into the handset/mobile field. This restriction falls away four years after completion for products that are not combined with an Application Processor (an “AP”) or ten years from completion for products that are combined with an AP.

•

CSR is generally unrestricted regarding commercialisation of location technology into any field, including the handset/mobile field, (although CSR is restricted for 10 years from completion from selling location products combined with an AP into the handset/mobile field).

•

For two years from signing, CSR cannot grant any rights in respect of its latest generation connectivity or location products to an AP company provided that CSR may grant rights in respect of its location products in object code form only (and source code form in limited circumstances).

•

Until the two year anniversary of the closing date of the Transaction, CSR cannot grant any license, sublicense, transfer or any right with respect to a CSR clone of existing products or to be introduced products (i.e., an integrated circuit or IP block) for use or otherwise in the mobile field.

•

Nothing above prevents CSR from licensing rights of discrete location chips, and CSR may license object code (and source code for integration purposes) of its semiconductor IP and software for GPS to any third party, and furthermore may license its source code without restriction as long as it is not the latest generation.

Samsung

•

Samsung may not use CSR’s technology to sell connectivity or location products into the non-mobile field. This restriction on selling connectivity into the non-mobile field ceases to apply after four years from completion for products combined with an AP or ten years from completion for products not combined with an AP. Samsung has limited additional rights to sell ASIC products with an AP into the non-mobile field to a limited number of customers until two years after completion and has rights to ASIC products into the non-mobile field to an unlimited number of customers after two years after completion (other than for use in certain excluded devices).

Certain of CSR’s and Samsung’s restrictions will fall away on a change of control of CSR, unless the new owner of CSR is a major AP company, in which case they will continue to apply for two years from Completion.

The parties agree to co-operate on the development of CSR9800 on the terms of the Transaction Agreement and the Transitional Services Agreement. The Transaction Agreement provides for ownership of all intellectual property rights in the final CSR9800 product (other than third party intellectual property rights and certain Samsung intellectual property rights) to be assigned by Samsung to CSR.

(D)	Warranties

The Transaction Agreement contains customary warranties given by each party. The warranties given by the Seller relate to, amongst other things, the Seller’s ability to sell the Handset Operations and the Sale Shares, solvency, accounting and financial matters, ownership of assets, licences, insurance, litigation, anti-corruption and anti-money laundering, employees, intellectual property matters and taxation.

(E)	Undertakings

The Seller has given certain customary undertakings to Samsung in relation to the ordinary course of operation of the Handset Operations and the French Subsidiary during the period prior to Completion (the “Conduct of Business Undertakings”).

The Company and the Seller have also undertaken to Samsung not to solicit an alternative transaction with respect to the Handset Operations or any investment in the Company, during the period prior to Completion (the “Non-Solicit Undertakings”). The Non-Solicit Undertakings do not prevent the Seller responding to an unsolicited approach from a third party regarding an offer for its share capital.

(F)	Guarantee

The Company has guaranteed the Seller’s obligations and the obligations of the members of the Group under the Transaction Agreement and other specified agreements.

(G)	Non-solicitation of employees

Except in certain permitted circumstances, the parties have agreed that they shall not, pending and for a period of 24 months after Completion, recruit or solicit any employee or individual contractor of the Retained Group (in the case Samsung) or the Samsung Group (in the case of the Company and the Seller).

(H)	Employees

Transfer of employees

The employment of certain employees engaged in the Handset Operations in the UK and Denmark will transfer to Samsung automatically by operation of law. It is intended that certain employees of the Handset Operations who are based in the US, China and India will resign from their employment with the Retained Group at Completion and immediately be re-engaged by Samsung.

Samsung is required to maintain the terms and conditions of employment of those employees transferring in the UK and Denmark and has confirmed that it will offer terms and conditions of employment to employees in the US, China and India that are at least equivalent to those which they currently enjoy.

All employees of the French Subsidiary will automatically become employees of the Samsung Group on completion of the sale of the Sale Shares to Samsung.

Information and consultation obligations

In the UK, France and Denmark, as required by applicable law, a period of consultation with transferring employees regarding the Transaction will take place prior to Completion following the election of employee representatives. In India, the US and China there will also be a period of consultation with transferring employees regarding the Transaction prior to Completion.

(I)	Termination

The Transaction Agreement may be terminated:

(i)	with the written agreement of each party at any time prior to Completion;

(ii)	by any party if:

(a)	any General Condition or Regulatory Condition is not satisfied by 31 December 2012;

(b)	the Transaction Resolution is put to a vote of the shareholders of CSR in a general meeting and the requisite majority for passing the Shareholder Resolution is not achieved; or

(c)	consummation of the Transaction becomes unlawful before Completion occurs;

(d)	the other party fails to comply with its Completion obligations under the Transaction Agreement;

(iii)	by Samsung if:

(a)	the Purchaser Condition is not satisfied on, or waived on or before, Completion;

(b)	the Transaction Resolution is not put to a vote of shareholders in general meeting on or before 24 August 2012;

(c)	the directors of CSR change their recommendation to shareholders to vote in favour of the Transaction Resolution;

(d)	an event occurs during the period before Completion which gives rise to a material adverse effect on the Handset Operations taken as a whole;

(e)

the Company or the Seller (as applicable) breaches any of the Conduct of Business Undertakings to the extent that such breaches could be reasonably expected to result in damages to Samsung in excess of 7.5 per cent. of the Consideration; or

(f)

the Company or the Seller (as applicable) breaches any of the Non-Solicit Undertakings to the extent that such breaches could be reasonably expected to result in damages to Samsung in excess of 7.5 per cent. of the Consideration; or

(g)

the Seller breaches certain warranties (as given at 17 July 2012 or deemed to be given at Completion by reference to circumstances given at that time) where such breaches could be reasonably expected to result in damages to Samsung in excess of 7.5 per cent. of the Consideration.

(J)	Break Fee

The Seller has agreed to pay the Samsung US$6,843,718 (the “Break Fee”) if Samsung terminates the Transaction Agreement as a result of: (a) the Directors of CSR failing to recommend shareholders to vote in favour of the Transaction or changing that recommendation; (b) the Transaction Resolution not having been put to shareholders on or before 24 August 2012; or (c) the Transaction Resolution not having been passed.

(K)	Samsung Remedies and Escrow Arrangements

If Samsung terminates the Transaction Agreement as a result of breach (i.e., under I(iii)(e), I(iii)(f) and I(iii)(g) above, but in respect of I(iii)(g) only if the warranties were not true and accurate as at 17 July 2012), the Seller is liable to pay to Samsung an amount equal to the Break Fee on account of damages as a result of that breach.

The Company has agreed to indemnify Samsung in respect of all liabilities and damages incurred by Samsung in connection with any breach of the Transaction Agreement and other specified agreements (including any breach of warranty) by the Company and/or the Seller and in respect of liabilities that are not agreed to be assumed by Samsung. All valid claims by Samsung in respect of any such breaches will, in the first instance, be met out of the Escrow Amount. On the date which is 36 months after Completion, any amount standing to the credit of the Escrow Account, and which is not the subject of an outstanding claim by Samsung, will be transferred to the Seller, together with any accrued interest.

If either party fails to comply with any of its obligations in relation to Completion under the Transaction Agreement and the other party exercises its right to terminate as a result, the party that is in default is required to pay to the other an amount equal to the Break Fee on account of damages.

The Seller’s liability under this indemnity is subject to certain thresholds and limitations. For a claim to be brought in respect of a breach of the warranties (other than certain fundamental warranties), the amount of the Seller’s liability in respect of each individual claim must exceed US$25,000 and the aggregate amount of the Seller’s liability in respect of all claims must exceed US$1,000,000.

The Seller’s maximum aggregate liability for all claims under the indemnity (other than for breach of fundamental warranties, for other breaches of the Transaction Agreement and other specified agreements, and in respect of obligations not assumed by Samsung) and any claim under the Tax Covenant shall not in any event exceed US$31 million (the “Escrow Amount”), being 10 per cent. of the Consideration, which will be deducted from the Consideration payable to the Seller and deposited into an escrow account for a period of 36 months (the “Escrow Account”) at Completion.

The total aggregate liability of the Seller in respect of all indemnity claims (i.e. including breaches of the warranties, fundamental warranties, the Transaction Agreement and other specified agreements and obligations not assumed by Samsung) and any claim under the Tax Covenant shall not exceed US$310 million, being 100 per cent. of the Consideration.

Claims by Samsung in respect of breach of the warranties must be brought within 36 months after Completion, save that claims in respect of fundamental warranties and tax warranties must be brought within six years after Completion unless they relate to the French Subsidiary where claims in respect of tax warranties relating to the French Subsidiary and claims under the Tax Covenant must be brought within four years after Completion. Claims in respect of other breaches by the Seller of the Transaction Agreement, of other specified agreements and of obligations not assumed by Samsung may be brought at any time after Completion.

2.	Transitional Services Agreements

The Seller and Samsung have entered into a Transitional Services Agreement under which the Retained Group will provide transitional services to the Samsung Group to assist with the separation of the Seller Handset Operations from the Group and the integration of the Seller Handset Operations into the Samsung Group and the continued operations of the Retained Group.

The Seller and Samsung have entered into a Reverse Transitional Services Agreement under which Samsung will provide certain services to the Retained Group.

The services to be provided by the Retained Group to the Samsung Group will include the following areas of support: finance and tax; marketing and sales; operations and manufacturing; information systems; human resources; reverse services; facilities; and development. The support to be provided includes assistance in relation to finalising the development of CSR9800 and securing long term supply arrangements for that product. The support to be provided by the Samsung Group to the Retained Group will mainly consist of access to expertise and certain transferred equipment or property during an interim period whilst the Retained Group procures replacement resources. In each case the services will involve the use of shared resources (i.e. personnel, expertise and equipment) during the transition.

Under both Transitional Services Agreements, the services are expected to be provided for a maximum term of 24 months, with services to cease as soon as possible and on a staged basis.

The services to be provided will be charged for by the party providing the services on a cost recovery basis.

3.	Share Subscription Agreement

Samsung has agreed to subscribe for 9,925,000 Ordinary Shares pursuant to the Share Subscription Agreement representing 4.9 per cent. of the issued share capital of the Company as at 16 July 2012. The shares are to be issued and allotted by the Company to Samsung in consideration of the payment by Samsung of US$34.4 million at a price of 223 pence per share.

Completion of the Share Subscription Agreement is conditional on: Completion of the Transaction Agreement having occurred; no event or change which, individually or in the aggregate, could be reasonably expected to have or result in, a material adverse effect on the Group having occurring before completion of the Share Subscription Agreement; and, evidence to the reasonable satisfaction of Samsung that admission of the shares will take place the next Business Day after Completion of the Transaction Agreement.

The Share Subscription Agreement contains customary warranties by the Company in favour of Samsung.

The Company has undertaken that it will not issue new securities for cash (other than under share option schemes) or reorganise its share capital before completion of the Share Subscription Agreement.

Samsung has undertaken that it will not dispose of its shares in the Company for a period of 12 months after completion of the Share Subscription Agreement subject to certain specified exceptions, including in the event that a general offer for the whole of the issued and allotted share capital of the Company is made in accordance with the City Code on Takeovers and Mergers.

4.	Governing law

The Transaction Agreement, the Transitional Services Agreement and the Subscription Agreement are governed by English law.

Part VII

(Material Taxation Considerations in relation to the Proposed Tender Offer)

A.	United Kingdom Taxation

The following comments do not constitute tax advice and are intended only as a guide to current United Kingdom law and H.M. Revenue & Customs’ published practice (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the United Kingdom taxation treatment of Ordinary Shareholders who are resident or, if individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes, who are, and will be, the beneficial owners of their Ordinary Shares and who hold, and will hold, their Ordinary Shares as investments (and not as assets to be realised in the course of a trade, profession or vocation). They may not relate to certain Ordinary Shareholders, such as dealers in securities or Ordinary Shareholders who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment. Ordinary Shareholders are advised to take independent advice in relation to the tax implications for them of selling Ordinary Shares pursuant to the Tender Offer.

1.	Taxation of chargeable gains

The sale of Ordinary Shares by an Ordinary Shareholder to Tender Offer Bank(s) pursuant to the Proposed Tender Offer should be treated as a disposal of those shares for United Kingdom tax purposes. This may, subject to the Ordinary Shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom taxation of chargeable gains (“CGT”).

For an Ordinary Shareholder who is an individual, the amount of CGT payable, if any, as a consequence of the sale of Ordinary Shares will depend on his or her own personal tax position. Broadly, an Ordinary Shareholder whose total taxable gains and income in a given tax year of assessment, including any gains made on the sale of Ordinary Shares (“Total Taxable Gains and Income”), are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) (£34,370 for 2012/2013) will normally be subject to CGT at a rate of 18 per cent. in respect of any gain arising on the sale of his or her Ordinary Shares. An Ordinary Shareholder whose Total Taxable Gains and Income are more than the Band Limit will normally be subject to CGT at a rate of 18 per cent. in respect of any gain arising on the sale of his or her Ordinary Shares (to the extent that, when added to the Ordinary Shareholder’s other taxable gains and income, the gain is less than or equal to the Band Limit) and at a rate of 28 per cent. in respect of the remainder of the gain arising on the sale of his or her Ordinary Shares. However, no tax will be payable on any gain arising on the sale of Ordinary Shares if the amount of the chargeable gain realised by a Shareholder in respect of the sale, when aggregated with other chargeable gains realised by that Ordinary Shareholder in the tax year (and after taking into account aggregate losses), does not exceed the annual exemption (£10,600 for 2012/2013).

A corporate Ordinary Shareholder is normally taxable on all of its chargeable gains, subject to any reliefs and exemptions. Corporate Ordinary Shareholders should be entitled to indexation allowance up to the date the chargeable gain is realised.

2.	Transactions in Securities

Under the provisions of Part 15 of the Corporation Tax Act 2010, H.M. Revenue & Customs can in certain circumstances counteract corporation tax advantages arising in relation to a transaction or transactions in securities. If these provisions were to be applied by H.M. Revenue & Customs to the Proposed Tender Offer, Ordinary Shareholders who are subject to corporation tax might be liable to corporation tax as if they had received an income amount rather than a capital amount.

No application has been made to H.M. Revenue & Customs for clearance in respect of the application of Part 15 of the Corporation Tax Act 2010 to the Tender Offer. Ordinary Shareholders who are within the charge to corporation tax are advised to take independent advice as to the potential application of the above provisions in light of their own particular motives and circumstances.

3.	Stamp duty and stamp duty reserve tax (“SDRT”)

The sale of Ordinary Shares pursuant to the Proposed Tender Offer will not give rise to any liability to stamp duty or SDRT for the selling Ordinary Shareholder.

Stamp duty at a rate of 0.5 per cent. on the Ordinary Shares (including Ordinary Shares represented by ADSs) repurchased, rounded up to the nearest £5 if necessary, will be payable by the Company on its purchase of Ordinary Shares (including Ordinary Shares represented by ADSs) from the Tender Offer Bank(s).

B. United States Federal Income Taxation

1.	General

The following is a summary of the anticipated material US federal income tax consequences of the Proposed Tender Offer to US holders (as defined below). This discussion is for general information only and does not purport to consider all aspects of US federal income taxation that might be relevant to US holders in light of their personal investment or tax circumstances. This discussion does not apply to US holders who acquired Ordinary Shares or ADSs, as applicable, pursuant to the exercise of options or warrants or otherwise as compensation, or to US holders subject to special tax rules, including, without limitation, banks, insurance companies, tax-exempt entities, financial institutions, regulated investment companies, partnerships, S-corporations, other pass-through entities, broker-dealers, persons holding Ordinary Shares or ADSs, as applicable, as part of a hedging, conversion, or constructive sale transaction or as part of a “straddle,” US expatriates, and persons subject to the alternative minimum tax. This discussion does not discuss US tax consequences to any person that is a non-US holder (as defined below) or to any US holder having a functional currency other than the US dollar. In addition, it does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Proposed Tender Offer, whether or not in connection with the Proposed Tender Offer. Furthermore, this discussion does not discuss US federal estate or gift tax laws or tax consequences under the laws of any state, local or foreign jurisdiction.

As used in this discussion, a “US holder” means a holder of Ordinary Shares or ADSs, as applicable, who holds such Ordinary Shares or ADSs as capital assets within the meaning of the US Internal Revenue Code of 1986, as amended, or the Code, and is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust, or (iv) any person that is subject to US federal income tax on its worldwide income. As used herein, a “non-US holder” refers to any holder of Ordinary Shares or ADSs, as applicable, (other than a partnership) who is not a “US holder.”

The discussion set forth herein is based on the Code, applicable Department of Treasury Regulations, judicial authority, and administrative rulings, all as of the date of this Circular, and all of which are subject to change, possibly with retroactive effect. This discussion is not binding on the Internal Revenue Service, or the IRS, or the courts. In addition, neither the Company, the Seller, Samsung nor the Purchaser intends to request a ruling from the IRS with respect to the Proposed Tender Offer. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any factual representations to be true, correct and complete in all material respects, or the breach of any of the covenants, may adversely affect the accuracy of the statements and conclusions described in this Circular.

US holders are advised to consult with their own tax advisors as to the specific tax consequences of the Proposed Tender Offer for Ordinary Shares or ADSs, as applicable, including the applicable US federal, state, local and foreign tax consequences in light of their particular motives and circumstances.

2.	Material US Federal Income Tax Consequences of the Proposed Tender Offer

An exchange of Ordinary Shares or ADSs, as applicable, for cash by a US holder pursuant to the Proposed Tender Offer will be a taxable transaction for US federal income tax purposes. In such case, depending on the applicable US holder’s particular circumstances, such tendering US holder will be treated either as recognizing gain or loss from the disposition of the Ordinary Shares or ADSs, as applicable, or as receiving a distribution from the Company.

(A)	Exchange of Ordinary Shares and ADSs

Under Section 302 of the Code, a tendering US holder will recognize gain or loss on the exchange of Ordinary Shares or ADSs, as applicable, for cash if the exchange:

•	Results in a “complete termination” of all such US holder’s equity interest in the Company,

•	Results in a “substantially disproportionate” redemption with respect to such US holder, or

•	Is “not essentially equivalent to a dividend” with respect to the US holder.

The tests under Section 302 of the Code are applied on a stockholder-by-stockholder basis. With respect to those US holders that transfer all of their Ordinary Shares or ADSs, as applicable, participating in the Proposed Tender Offer will generally result in a complete termination of a US holder’s entire equity interest in the Company. However, in applying tests under Section 302 of the Code each US holder must take into account Ordinary Shares or ADSs, as applicable, that such US holder constructively owns under certain attribution rules, pursuant to which a US holder will be treated as owning any Ordinary Shares or ADSs, as applicable, owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Ordinary Shares or ADSs that the US holder has the right to acquire by exercise of an option. Each US holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such US holder’s particular circumstances.

With respect to those US holders who do not transfer all of their Ordinary Shares or ADSs, as applicable, (including because the attribution rules described above result in deemed ownership of an interest in the Company), an exchange of Ordinary Shares or ADSs, as applicable, for cash generally will be a substantially disproportionate redemption with respect to each such US holder if the percentage of the voting stock owned by such US holder immediately after the exchange is less than 80 per cent. of the percentage of the voting stock owned by such US holder immediately before the exchange and after the exchange the US holder owns less than 50 per cent. of the total combined voting power of all classes of stock entitled to vote.

If an exchange of Ordinary Shares or ADSs, as applicable, for cash fails to satisfy the “substantially disproportionate” test, the US holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Ordinary Shares or ADSs, as applicable, for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the US holder’s equity interest in the Company given such US holder’s particular facts and circumstances. The IRS has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a US holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each US holder should consult its tax advisors regarding the application of the rules of Section 302 of the Code in its particular circumstances.

Subject to the PFIC rules described above, if a US holder is treated as recognizing gain or loss for US federal income tax purposes from the disposition of Ordinary Shares or ADSs, as applicable, for cash, such gain or loss will be equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis, determined in US dollars, in the Ordinary Shares or ADSs, as applicable. Gain or loss recognized will be long-term capital gain or loss with respect to Ordinary Shares or ADSs, as applicable, held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate US holders generally will be subject to US federal income tax at a maximum rate of 15 per cent. (rate scheduled to increase to 20 per cent. for payments made after December 31 2012, plus an additional 3.8 per cent. Medicare surcharge for certain taxpayers).

(B)	Distribution

If a US holder is not treated under the tests of Section 302 of the Code as recognizing gain or loss on an exchange of Ordinary Shares or ADSs, as applicable, for cash, such US holder will be treated as having received a distribution from the Company. As a result, the entire amount of cash received by such US holder pursuant to the exchange will be treated as a dividend to the extent of the US holder’s allocable portion of the Company’s current and accumulated earnings and profits. Distributions in excess of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s tax basis in the Ordinary Shares or ADSs, as applicable, and thereafter as capital gain.

Subject to the PFIC rules described above, for US federal income tax purposes, a US holder will generally include in gross income the amount of any dividend paid by the Company to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Individual US holders currently are taxed at a maximum rate of 15 per cent. on dividends (rate scheduled to increase up to 39.6 per cent. for payments made after December 31, 2012, plus an additional 3.8 per cent. Medicare surcharge for certain taxpayers) received from “qualified foreign corporations,” provided the US holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” the Company must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although the Company believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, individual US holders will not be eligible for the reduced rates of dividend taxation if the Company is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate US holders will be taxed on dividends received from the Company at a 35 per cent. tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations.

The amount of the dividend includible in the income of a US holder will be the US dollar value of the dividend determined at the spot rate on the date that dividend is includible in the income of the US holder, regardless of whether the payment is in fact converted into US dollars at such time. A US holder will have a basis in any GBP distributed by the Company equal to the US dollar value of the GBP on the date it is actually or constructively received by the US holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date that payment is converted into US dollars will be treated as ordinary income or loss.

3.	Backup withholding and information reporting

In general, dividend payments with respect to Ordinary Shares or ADSs, as applicable, and proceeds from the sale or other disposition of Ordinary Shares or ADSs, as applicable, made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding currently at a rate of 28 per cent. (rate scheduled to increase to 31 per cent. for payments made after December 31, 2012). Backup withholding will generally not apply to a holder who:

•

Furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

•	Is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	Provides a certification of foreign status on Form W-8BEN or a successor form.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s US federal income tax liability, provided the holder furnished the required information to the IRS.

The preceding discussion is intended only as a summary of certain US federal income tax consequences of the Proposed Tender Offer for Ordinary Shares or ADSs, as applicable, and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, US holders are urged to consult their own tax advisors as to the specific tax consequences to them of the Proposed Tender Offer, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Part VIII

(Additional Information)

1.	Responsibility Statement

The Directors, whose names appear in paragraph 2 of this Part VIII (Additional Information), accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the importance of such information.

2.	The Company and the Directors

The Company

The Company was incorporated and registered in England and Wales as a private company limited by shares on 26 March 2001 (registered number 04187346) with the name Cambridge Silicon Radio Holdings Limited. On 10 July 2001, the Company was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings plc; on 25 October 2002, it was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on 19 February 2004, it was re-registered as a public company limited by shares with the name CSR plc. The principal legislation under which the Company operates is the Companies Act 2006 and the regulations made thereunder.

The Company is domiciled in the United Kingdom and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ. The telephone number of the Company’s registered office is +44(0) 1223 692000. The business address of each of the Directors is Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ.

Directors

The names and principal functions of the Directors of the Company are as follows:

Directors	Position
Ronald Mackintosh	Chairman
Joep van Beurden	Chief Executive Officer
Will Gardiner	Chief Financial Officer
Christopher Ladas	EVP Operations
Anthony Carlisle	Non-Executive Director/Senior Independent Director
Andrew Allner	Non-Executive Director
Teresa Vega	Non-Executive Director
Sergio Giacoletto-Roggio	Non-Executive Director
Levy Gerzberg	Non-Executive Director
Chris Stone	Non-Executive Director

3.	Directors’ interests

As at the Reference Date, the interests of each Director in the share capital of the Company are as follows:

Directors	Position	Number of Ordinary Shares	Number of ADSs	Percentage of issued Ordinary Shares
Ronald Mackintosh	Chairman	129,000	0	0.1%
Joep van Beurden	Chief Executive Officer	211,696	0	0.1%
Will Gardiner	Chief Financial Officer	174,968	0	0.1%
Christopher Ladas	EVP Operations	86,234	0	0.0%
Anthony Carlisle	Non-Executive Director/Senior Independent Director	4,000	0	0.0%
Andrew Allner	Non-Executive Director	5,700	0	0.0%
Teresa Vega	Non-Executive Director	0	750	0.0%
Sergio Giacoletto-Roggio	Non-Executive Director	5,000	0	0.0%
Levy Gerzberg	Non-Executive Director	0	30,411	0.1%
Chris Stone	Non-Executive Director	0	0	N/A

In addition to the interests noted above, certain of the Directors have interests in Ordinary Shares and ADSs as a result of share options and awards made pursuant to various employee share option and award schemes. Details of the options and awards (as at the Reference Dates) are set out below:

Directors	Plan	Date of grant / award	Price (in £, except where specified otherwise)	Earliest exercise/ vesting date	Expiry date	Ordinary Shares under option/ within award
Joep van Beurden	SAYE	16.03.2009	1.652	01.05.2012	31.10.2012	5,538
	Share Award Plan	15.03.2010	0.001	15.03.2013	n/a	163,766
	CSOP	15.03.2010	4.843	15.03.2013	15.03.2020	165,186
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	471,963
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	14,018
	SAYE	20.03.2012	2.008	01.05.2015	31.10.2015	4,482
	Executive incentive plan	21.03.2012	0.001	21.03.2014	n/a	62,696
	CSOP	21.03.2012	2.475	21.03.2015	21.03.2022	420,202

Christopher Ladas	CSOP	26.02.2004	2.00	26.02.2007	26.02.2014	67,000
	CSOP	05.05.2005	3.21	05.05.2008	05.05.2015	20,600
	Share Award Plan	15.03.2010	0.001	15.03.2013	n/a	43,909
	CSOP	15.03.2010	4.843	15.03.2013	15.03.2020	59,054
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	14,018
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	218,038
	Executive incentive plan	21.03.2012	0.001	21.03.2014	n/a	24,216
	CSOP	21.03.2012	2.475	21.03.2015	21.03.2022	204,244

Will Gardiner	SAYE	16.03.2009	1.652	01.05.2012	31.10.2012	5,538
	Share Award Plan	15.03.2010	0.001	15.03.2013	n/a	123,480
	CSOP	15.03.2010	4.843	15.03.2013	15.03.2020	124,550
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	14,018
	CSOP	06.09.2011	2.14	06.09.2014	06.09.2021	352,416
	SAYE	20.03.2012	2.008	01.05.2015	31.10.2015	4,482
	Executive incentive plan	21.03.2012	0.001	21.03.2014	n/a	47,274
	CSOP	21.03.2012	2.475	21.03.2015	21.03.2022	316,836

Levy Gerzberg	Zoran Options – ADS	09.08.2002	$25.31	30.08.2011	09.08.2012	103,419
	Zoran Options – ADS	09.08.2002	$25.31	30.08.2011	09.08.2012	24,602
	Zoran Options – ADS	15.07.2003	$42.68	30.08.2011	15.07.2013	9,041
	Zoran Options – ADS	15.07.2003	$42.68	30.08.2011	15.07.2013	176,896
	Zoran Options – ADS	19.08.2005	$23.41	30.08.2011	19.08.2015	104,508
	Zoran Options – ADS	26.04.2007	$34.07	30.08.2011	26.04.2017	11,739
	Zoran Options – ADS	26.04.2007	$34.07	30.08.2011	26.04.2017	46,320
	Zoran Options – ADS	23.04.2008	$24.48	30.08.2011	23.04.2018	4,085
	Zoran Options – ADS	23.04.2008	$24.48	30.08.2011	23.04.2018	62,683
	Zoran Options – ADS	30.04.2009	$15.40	30.08.2011	30.04.2020	6,495
	Zoran Options – ADS	30.04.2009	$15.40	30.08.2011	30.04.2020	145,912
	Zoran Options – ADS	28.04.2010	$16.99	30.08.2011	28.04.2020	5,887
	Zoran Options – ADS	28.04.2010	$16.99	30.08.2011	28.04.2020	110,522
	Zoran Options – ADS	10.05.2011	$14.87	30.08.2011	10.05.2021	6,727
	Zoran Options – ADS	10.05.2011	$14.87	30.08.2011	10.05.2021	196,482

Save as disclosed in this paragraph 3, none of the Directors have any interest, beneficial or non-beneficial, in the share capital of the Company or any of its subsidiaries.

4.	Directors’ service contracts and letters of appointment

There are no existing or proposed service contracts between any Director and any member of the Group except for the contracts and letters of appointment, details of which are included below. Service contracts for all Executive Directors and letters of appointment for all Non-Executive Directors are available for inspection as described below in paragraph 12 of this Part VIII (Additional Information).

Executive Directors: service contracts

It is the Company’s policy that Executive Directors should have contracts of employment providing for a maximum of one year’s notice from the Company. The Executive Directors have rolling service contracts which expire at their contractual retirement age, unless terminated earlier in accordance with the terms of the individual contracts or on the expiry of the period of notice specified below:

Executive Director	Commencement date	Term	Notice period from Company	Notice period from Director	Current age	Contractual retirement
Joep van Beurden	1 November 2007	Indefinite	One year	Six months	52	65

Will Gardiner	2 June 2008	Indefinite	One year	Six months	48	65

Christopher Ladas	1 January 2008	Indefinite	One year	Six months	67	rolling

The Executive Directors’ service contracts provide that the Company may terminate that Executive Director’s employment at any time by paying to the Executive Director the value of his remuneration for a period not exceeding one year. The Company will take into account the departing Director’s duty to mitigate against costs to the Company.

Save as disclosed above, there are no agreements in existence between the Executive Directors and any member of the Group which provide for any payments or benefits upon termination of their service contracts other than accrued benefits as at the date of termination and payments in respect of notice periods.

Non-Executive Directors: letters of appointment

Non-Executive Directors, including the Non-Executive Chairman, do not hold service contracts and each of the Non-Executive Directors has been appointed pursuant to letters of appointment. The appointments under these letters continue for a term of three years, subject to annual re-election by the shareholders at the Company’s Annual General Meeting, and unless terminated earlier for cause or on the expiry of period of notice specified below:

Non-Executive Director	Effective date of latest letter of appointment	Expiry date	Notice period from Company	Notice period from Non-Executive Director
Ronald Mackintosh	2 May 2010	2 May 2013	180 days	180 days

Anthony Carlisle	1 July 2011	1 July 2014	90 days	90 days

Andrew Allner	1 October 2011	30 September 2014	90 days	90 days

Teresa Vega	27 October 2010	26 October 2013	90 days	90 days

Sergio Giacoletto-Roggio	4 January 2010	3 January 2013	90 days	90 days

Levy Gerzberg	31 August 2011	30 August 2014	30 days	30 days

Chris Stone	16 July 2012	15 July 2015	90 days	90 days

The fees of the Non-Executive Directors are approved at a board meeting at which the Non-Executive Directors do not vote, within the limits set by the Articles of Association.

5.	Major interests in Ordinary Shares

Set out in the table below are the names of those persons, other than the Directors, who, so far as the Company is aware, are interested, directly or indirectly, in three per cent., or more of the Company’s total voting rights and capital in issue as at the Reference Date.

Name	Number of Ordinary Shares	Approximate percentage of the voting rights attached to the issued share capital as at the Reference Date
Schroders Plc and its subsidiaries	30,969,005 [1]	15.3%
BlackRock Inc.	18,567,755	9.2%
Norges Bank	15,295,253 [2]	7.6%
Clients of Aberforth Partners LLP	13,025,825 [3]	6.4%
Majedie Asset Management Limited	12,842,438	6.3%
UBS AG Investment Bank	11,408,076	5.6%
Porter Orlin LLC	9,790,798 [4]	4.8%
Dimensional Fund Advisors LP	8,015,877 [5]	4.0%
Legal & General Group Plc and its subsidiaries	6,324,996 [6]	3.1%

1The disclosure provided at 26 July 2012 was for a total of 39,539,830 shares of which the number stated above comprised the voting rights.

2The disclosure provided at 26 July 2012 included 9,650,034 shares which are managed externally under discretionary mandates and accordingly some or all of these shares may be included in disclosures provided by other shareholders.

3The disclosure provided at 26 July 2012 was for a total of 19,809,605 shares of which the number stated above comprised the voting rights.

4Porter Orlin LLC provides investment advisory services on a discretionary basis to a number of private investment funds (“Funds”) which own CSR plc shares. Porter Orlin LLC retains full authority and responsibility for proxy voting of shares owned by the Funds. The Funds own 9,790,798 shares of CSR plc.

5 Dimensional Fund Advisors LP (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (these investment companies, trusts and accounts being the “Funds”). Dimensional possesses voting and/or investment power over the shares held by the Funds and may be deemed to be the beneficial owner of the shares of CSR plc held by the Funds. However, all securities reported in the disclosure at 26 July 2012 are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

6The disclosure provided at 26 July 2012 was for a total of 6,518,595 shares of which the number stated above comprised the voting rights.

Save as disclosed above, the Company is not aware of any person who either:

(A)	is interested, whether directly or indirectly, in three per cent., or more of the issued share capital of the Company; or

(B)

holds three per cent., or more of the voting rights attaching to the Ordinary Shares, whether as shareholder or through a direct or indirect holding of financial instruments (within the meaning in the Disclosure and Transparency Rules) or a combination of such holdings.

As at the Reference Date, the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company nor is it aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

6.	Related party transactions

Save as disclosed in note 53 on page 142 of the 2011 Annual Report, note 54 on page 127 of the 2010 Annual Report and note 49 on page 155 of the 2009 Annual Report, each incorporated by reference into this document, the Group did not enter into any related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) 1606/2002) during any of the financial years ended 1 January 2010, 31 December 2010 and 30 December 2011.

For the period between 30 December 2011 and the Reference Date, the Group has not entered into any related party transactions.

All transactions are considered to have been made at market prices. Outstanding amounts will normally be settled by cash payment.

7.	Material contracts

The Retained Group

Save for the material contracts described in the Prospectus and the Transaction Agreement, Transitional Service Agreement and Equity Subscription Agreement described in Part VI (Principal Terms of the Key Transaction Documents) of this Circular, no contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Retained Group either: (i) within the period of two years immediately preceding the date of this Circular, which are or may be material to the Retained Group; or (ii) at any time, which contain any provisions under which any member of the Retained Group (as relevant) has any obligation or entitlement which is, or may be, material to the Retained Group (as relevant) as at the date of this Circular.

The Handset Operations

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Group either: (i) within the period of two years immediately preceding the date of this Circular, which are or may be material to the Handset Operations; or (ii) at any time, which contain any provisions under which any part of the Handset Operations (as relevant) has any obligation or entitlement which is, or may be, material to the Handset Operations (as relevant) as at the date of this Circular.

8.	Legal and arbitration proceedings

The Retained Group is, and has been in the past, involved in a number of pending litigation matters that are incidental to its operations and commonplace in its industry. Save as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) nor have there been any such proceedings during the 12 months prior to this date of this Circular which may have or have had in the recent past, a significant effect on the financial position or profitability of the Company and/or Retained Group.

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) nor have there been any such proceedings during the 12 months prior to the date of this Circular which may have or have had in the recent past, a significant effect on the financial position or profitability of the Handset Operations.

Due to uncertainties inherent in litigation, other than as disclosed below, no accurate quantification or any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

Bandspeed, Inc.

There are multiple actions between Bandspeed, Inc. (“Bandspeed”) and various CSR entities.

Bandspeed, Inc. v Sony Electronics, Inc., et al.

On 7 August 2009, Bandspeed filed a patent infringement lawsuit (Case No. 1:09-cv-593) (the “593 case”) in the US District Court for the Western District of Texas against a number of defendants asserting two patents-in-suit against products containing certain Bluetooth functionality. Bandspeed thereafter filed amended complaints, adding additional defendants. Several defendants requested indemnification from the Company, and in 2010, the Court granted Cambridge Silicon Radio Limited’s motion to intervene on behalf of its customers.

Bandspeed, Inc. v Acer, Inc. et al.

On 30 June 2010, Bandspeed filed a patent infringement lawsuit (Case No. 2:10-cv-215)(the “215 case”) in the US District Court for the Eastern District of Texas asserting certain US patents against numerous defendants. Although neither CSR plc nor any of its subsidiaries have been named as a defendant in this action, certain of the Company’s customers are named in the suit and have requested indemnification.

On 15 December 2011, the US Western District of Texas Court issued an Order consolidating the 593 and 215 cases into the Western District of Texas case and establishing a case schedule (consolidated case no. A-11-CV-771-LY). The case will first proceed to trial between Cambridge Silicon Radio Limited and Bandspeed in February 2013, although additional component suppliers may be added to this trial. On 23 December 2011, Bandspeed filed a second amended complaint adding antitrust claims against Cambridge Silicon Radio Limited and other defendants. Cambridge Silicon Radio Limited has moved to dismiss these claims.

CSR Technology Inc. v. Bandspeed, Inc.

On 1 April 2011, CSR Technology Inc. filed a patent infringement lawsuit (Case No. 8:11-cv-00494) in the US District Court for the Central District of California against Bandspeed asserting certain CSR Technology Inc. patents against Bandspeed products. Bandspeed answered the complaint on 27 May 2011, and CSR. responded to Bandspeed Inc.’s answer on 2 June 2011. On 9 January 2012, the Court convened a Markman (claim construction) hearing and issued its Claim Construction Order on 31 Jan 2012. A trial date has not been set.

CSR Technology Inc. v. Bandspeed, Inc.

On 5 October 2011, CSR Technology Inc. filed a patent infringement lawsuit (Case No. 2:11-cv-01948) in the US District Court for Arizona against Bandspeed asserting that Bandspeed products infringe one of CSR Technology Inc.’s patents. The Court granted Bandspeed’s motion to transfer the case from Arizona to the Western District of Texas (consolidated case No. A-11-CV-771-LY).

Cambridge Silicon Radio Limited v. Bandspeed, Inc., et al.

On 20 January 2012, Cambridge Silicon Radio Limited filed suit in the US District Court for the Northern District of California against Bandspeed and its affiliates alleging violations of federal and California antitrust laws, California unfair competition laws, fraud and negligent misrepresentation arising from defendants’ anticompetitive and wrongful conduct in the standards-setting process before the Institute of Electrical and Electronics Engineers (IEEE). Cambridge Silicon Radio Limited voluntarily transferred this case to the Western District of Texas (consolidated case No. A-11-CV-771-LY).

Freescale Semiconductor, Inc.

There are multiple actions between Freescale Semiconductor, Inc. (“Freescale”) and various CSR entities.

In the Matter of certain Integrated Circuits, Chipsets, and Products Containing Same Including Televisions

On 8 June 2011, Freescale filed a complaint with the US International Trade Commission (ITC) (Investigation No. 337-TA-786) against Zoran Corporation and other respondents alleging infringement of one of Freescale’s US Patents. The ITC complaint seeks an exclusion order against future importation of the infringing integrated circuits, chipsets, and products containing same, including, but not limited to, televisions, and an order directing the proposed respondents to cease and desist from importing, marketing, advertising, demonstrating, warehousing for distribution, offering for sale, selling, distributing, licensing or using the infringing products in the United States or transferring them outside of the United States. On 14 July 2011, the ITC formally instituted the investigation. The ITC held a trial from 23 May 2012 to 25 May 2012 and post trial briefs were filed on 12 June 2012.

On 12 July 2012, the Administrative Law Judge (“ALJ”) issued his Initial Determination (ID) and concluded there was no violation of the relevant statue, Section 337 of the Tariff Act of 1930, as amended. Specifically, the ALJ found overall in favour of Zoran Corporation on the basis of factors relating to (a) Freescale had not established the domestic industry requirement; (b) invalidity of the asserted patent claims; and, (c) non-infringement. The ID is subject to pending petitions for review before the entire Commission and the ID will become the final determination of the Commission on 10 September 2012, unless the Commission orders review of any of the issues addressed in the ID by that date.

In the Matter of certain Integrated Circuits, Chipsets, and Products Containing Same Including Televisions

On 30 November 2011, Freescale filed another complaint with the US International Trade Commission (Investigation No. 337-TA-822) against numerous respondents, including Zoran Corporation and certain of its customers, and based on the same patent asserted in ITC Investigation No. 337-TA-786. The case is scheduled for a trial hearing from 24 September through 28 September, 2012.

Freescale Semiconductor, Inc. v. Zoran Corporation, et al.

On 8 June 2011, Freescale also filed a complaint in the US District Court for the Western District of Texas against Zoran Corporation and MediaTek Inc. (Case No. 1:2011-cv-00472). In this US District Court case, Freescale is asserting the same patent from the ITC Investigation Nos. 337-TA-786 and 337-TA-822. To date, Zoran Corporation has not filed an answer but has started the discovery process. This case has been stayed pending the outcome of the ITC Investigation 337-TA-786.

CSR Technology Inc. v. Freescale Semiconductor, Inc.

On 21 May 2012, CSR Technology Inc. filed a complaint in the US District Court for the Northern District of California against Freescale (Case No. 1:2012-cv-02619) alleging patent infringement of 5 US patents. On 16 July 2012, Freescale filed its answer.

Freescale, Inc. v. Zoran Corporation and CSR plc

On 6 July 2012, Freescale filed a complaint against Zoran Corporation in the US District Court for the Western District of Texas (Case No. 1:12-CV-604 ), alleging infringement of certain US Patents. On 10 July 2012, Freescale filed an amended complaint in which it added: a) CSR plc as a defendant and b) allegations that CSR plc infringes a US Patent. The amended complaint alleges that certain of CSR plc chips and certain of Zoran Corporation’s digital television integrated circuit products infringe the four asserted patents.

MOSAID Technologies Incorporated v. Dell, Inc. et al.

On 16 March 2011, MOSAID Technologies Inc. (“MOSAID”) filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas (Case No. 2:11-cv-179) against thirty-three defendants including CSR plc. MOSAID alleges that defendants’ products embracing WiFi technology infringe MOSAID’s patents. CSR plc answered the complaint and asserted counterclaims on 5 July 2011. Discovery has begun and trial is set for August 2014.

Azure Networks LLC et al. v. CSR plc et al.

On 22 March 2011, Azure Networks, LLC and Tri-County Excelsior Foundation filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas (Case No. 6:11-cv-139) against various defendants including CSR plc, Atheros, Broadcom, Marvell, Qualcomm, Ralink, and Texas Instruments. Plaintiffs’ allege that certain of the defendant’s products that embrace Bluetooth technology infringe their Bluetooth patents. A trial date has been set for November 2013.

HSM Portfolio LLC et al. v. Fujitsu Limited et al.

On 1 September 2011, HSM Portfolio LLC and Technology Property Limited LLC filed a patent infringement lawsuit in the US District Court for the District of Delaware (Case No. 1:99-mc-9999) against thirty defendants including Zoran Corporation. The complaint alleges patent infringement, and seeks a finding of wilful infringement, damages, attorneys’ fees and costs. The case is in its preliminary stages; a trial date has not been set. A group of defendants have filed a motion to dismiss, which remains pending.

Securities and Exchange Commission v. Microtune, Inc. et al.

As part of the Microtune, Inc. acquisition on 30 November 2010, Zoran assumed a contractual obligation to indemnify two former Microtune officers, Douglas J. Bartek and Nancy A. Richardson, for their ongoing legal fees associated with their alleged violations of US securities laws related to Microtune's historical stock option granting practices. On 16 February 2011, the District Court granted in part the motions for summary judgment filed by Mr. Bartek and Ms. Richardson. On 1 April 2011, the SEC filed a motion to voluntarily dismiss all remaining claims against Mr. Bartek and Ms. Richardson so that it could pursue an appeal of the District Court’s summary judgment rulings. The District Court granted the SEC’s motion on 11 April 2011 and entered a final judgment dismissing with prejudice all claims not previously dismissed in February. The SEC filed its notice of appeal on 9 June 2011. The SEC’s appeal before the US Court of Appeals for the Fifth Circuit was heard on 2 May 2012. No ruling has issued.

Advanced Processor Technologies LLC v. Analog Devices, Inc. et al.

On 26 January 2011, Advanced Processor Technologies LLC (“APT”) filed an amended complaint against Zoran Corporation and eight other defendants in the US District Court for the Eastern District of Texas (Case No. 2:11-cv-00019). APT is asserting that Zoran Corporation and each of the defendants infringe one of its patents. The Complaint alleges that the defendants’ accused products incorporate one of several processor cores manufactured by ARM Ltd., or products that incorporate ARM processor cores and seeks unspecified damages for past infringement and either a permanent injunction against future infringement or the award of a reasonable royalty for such infringement. ARM has agreed to defend and indemnify Zoran Corporation and the other defendants in this lawsuit against any damages and costs that may be finally awarded (including attorney fees and costs). On 15 April 2011, Zoran Corporation filed an answer that included affirmative defenses denying APT’s allegations of infringement. Discovery is underway and the case is scheduled for trial in July 2013.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof

9.	Significant change

There has been no significant change in the financial or trading position of the Retained Group since 29 June 2012 (being the date to which the Group’s interim financial statements have been prepared).

There has been no significant change in the financial or trading position of the Handset Operations since 29 June 2012 (being the date to which the Group’s interim financial statements have been prepared).

10.	Working capital

The Company is of the opinion that, taking into account the net proceeds from the Transaction and the repurchase associated with the Proposed Tender Offer (assuming that the maximum amount authorised by the Ordinary Shareholders is returned to the Ordinary Shareholders through the Proposed Tender Offer), the working capital available to the Retained Group is sufficient for its present requirements, that is, for at least the next 12 months following the date of publication of this Circular.

11.	Consents

J.P. Morgan Cazenove has given, and not withdrawn, its written consent to the inclusion in this Circular of the references to its name in the form and context in which they are included.

Deloitte LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its report on the unaudited pro forma statement of net assets in Part V (Accountant’s Report in Respect of the Unaudited Pro Forma Financial Information for the Retained Group) of this Circular, in the form and context in which it appears.

12.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of the Company at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date of the General Meeting:

(A)	the Articles of Association of the Company;

(B)	the consolidated audited accounts of the Company and its subsidiary undertakings for the three financial periods ended 30 December 2011, 31 December 2010 and 1 January 2010, respectively;

(C)	the report prepared by Deloitte LLP on the unaudited pro forma financial information set out in Part V of this Circular;

(D)	the Executive Directors’ service contracts;

(E)	the letters of appointment of the Non-Executive Directors;

(F)	the consents referred to in paragraph 11 above;

(G)	the Transaction Agreement

(H)	Share Subscription Agreement; and

(I)	this Circular.

Part IX

(Further Information for ADS Holders)

The following general information is provided for ADS Holders wishing to submit voting instructions in respect of the Resolutions to be proposed at the General Meeting. US holders of Ordinary Shares wishing to submit voting instructions in respect of the Resolutions to be proposed at the General Meeting should refer to the instructions set forth in paragraphs 10 and 11 of Part I (Letter from the Chairman of CSR plc).

Registered ADS Holders as of July 30, 2012 are asked to complete and return the distributed voting instruction card to the ADS Depositary by the time and date stated on it. A pre-paid envelope is supplied for this purpose. ADS Holders are requested to contact the JPMorgan Service Centre at +1 800 990 1135 (from the US) or +1 651 453 2128 (from outside the US) for further assistance.

References below are to New York City time unless otherwise stated. If any of the times or dates set out herein should change, the revised times and/or dates will be notified to the Shareholders by a public announcement.

Expected timetable applicable to ADS holders

Event	Time and Date
Record date for ADS entitlement to vote at the General Meeting	1:00 p.m. on 15 August 2012

Latest time and date for receipt of electronic or telephonic voting instructions from ADS Holders for the General Meeting	11:59 p.m. on 14 August 2012

Latest time and date for receipt of voting instruction card from ADS Holders for the General Meeting	12:00 p.m. on 15 August 2012

General Meeting	07:00 a.m. on 17 August 2012

Announcement of results of the General Meeting	17 August 2012

Expected Completion of the Transaction	Fourth quarter of 2012

Expected date of launch of Proposed Tender Offer	Fourth quarter of 2012

If you hold your ADSs through a broker, dealer, commercial bank, trust company or other securities intermediary, please provide your voting instructions in accordance with the instructions provided by such intermediary in sufficient time so as to ensure that such intermediary can provide such voting instructions to JPMorgan Chase Bank, N.A. Registered ADS Holders should make sure their voting instructions are delivered to JPMorgan Chase Bank, N.A. so as to be received no later than (i) 12:00 p.m. on 15 August 2012 if delivered by mail and (ii) 11:59 p.m. on 14 August 2012 if submitted via the internet or by telephone.

Part X

(Information Incorporated by Reference)

The table below sets out the various information incorporated by reference into this Circular, so as to provide the information required pursuant to the Listing Rules. These documents are also available on the Company’s website at www.csr.com.

Information incorporated by reference into this Circular	Page number(s) in such document	Location of incorporation in this Circular	Page number(s) in this Circular
The following sections from the Prospectus

6. ‘Material Contracts’ of Part XIV Additional Information	211	Paragraph 7 of Part VIII	44

The documents incorporated by reference in this Circular have been incorporated in compliance with Listing Rule 13.1.6.

Information that is itself incorporated by reference or referred or cross-referred to in these documents is not incorporated by reference into this Circular. Except as set forth above, no other portions of these documents are incorporated by reference into this Circular.

Part XI

(Definitions)

The following definitions apply throughout this Circular unless the context requires otherwise:

2009 Annual Report

the audited and consolidated annual report (including relevant accounting policies and notes) of the Group and audit report thereon for the financial year ended 1 January 2010;

2010 Annual Report

the audited and consolidated annual report and financial statements (including relevant accounting policies and notes) of the Group and audit report thereon for the financial year ended 31 December 2010;

2011 Annual Report

the audited and consolidated annual report and financial statements (including relevant accounting policies and notes) of the Group and audit report thereon for the financial year ended 30 December 2011;

ADSs

American Depositary Shares representing Ordinary Shares;

ADS Depositary

JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401;

ADS Holders

holders of ADSs;

ASIC

application-specific integrated circuit;

Board

the board of Directors of the Company from time to time;

Break Fee

has the meaning given to it in paragraph 1(J) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Circular

this document;

Code

the City Code on Takeovers and Mergers;

Companies Act 2006

the Companies Act of England and Wales 2006, as amended from time to time;

Company

CSR plc, a company incorporated in England and Wales with registered number 04187346, whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ;

Completion

completion of the Transaction in accordance with the Transaction Agreement;

Consideration

has the meaning given to it in paragraph 1(B) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

CREST

the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK and Ireland Limited in accordance with the Uncertificated Securities Regulations 2001;

CREST Manual

the manual, as amended from time to time, produced by Euroclear UK and Ireland Limited describing the CREST system and supplied by Euroclear UK and Ireland Limited to users and participants thereof;

CREST member

a person who has been admitted by Euroclear UK as a system-member (as defined in the CREST Regulations);

CREST Proxy Instruction(s)

the instructions whereby CREST members send a CREST message appointing a proxy for the General Meeting and instructing the proxy how to vote and containing the information set out in the CREST Manual;

CREST Regulations

the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

CREST sponsor

a CREST participant admitted to CREST as a CREST sponsor;

CREST sponsored member

a CREST member admitted to CREST as a sponsored member;

CSOP

the CSR plc Share Option Plan;

Denmark Branch	Cambridge Silicon Radio Limited Denmark Branch with Central Business Register number 25902890 of c/o NOVI, Niels Jernes Vej 10, 9220 Aalborg East;

Directors

the directors of the Company, whose names are set out in paragraph 2 of Part VIII (Additional Information) of this Circular (or, where the context requires, the directors of the Company from time to time);

Disclosure and Transparency Rules

the Disclosure and Transparency Rules of the FSA;

EPS

Earnings per share;

Equiniti or Company’s Registrar

Equiniti Limited, or, in certain circumstances, Equiniti Financial Services Limited, an affiliate of Equiniti Limited, both of Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA;

Equity Investment

the investment by Samsung for an equity stake in the Company upon Completion in accordance with the Share Subscription Agreement;

Escrow Account

has the meaning given to it in paragraph 1(K) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Escrow Amount

has the meaning given to it in paragraph 1(K) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Executive Directors

the executive directors of the Company as at the date of this Circular and “Executive Director” means any one of them;

Executive Incentive Plan	the CSR plc 2011 Executive Incentive Plan;

Form of Proxy

the hard copy form of proxy enclosed with this Circular for use by Ordinary Shareholders in connection with the General Meeting;

French Subsidiary

Cambridge Silicon Radio Sarl, a company incorporated in France with registered number 482614906 (RCS Grasse), whose registered office is 1800 Route des Crêtes, Les Deux Arcs, Bat B, Etage 4, Sophia Antipolis, 06560 Valbonne, the business of which is included in the Handset Operations;

FSA or Financial Services Authority

the Financial Services Authority of the UK or any successor authority or authorities;

FSMA

the Financial Services and Markets Act 2000 (as amended from time to time);

General Meeting

the general meeting of the Company to be held at 12:00 p.m. on 17 August 2012 at Slaughter and May, One Bunhill Row, EC1Y 8YY, London, or any adjournment thereof, notice of which is set out at the end of this Circular;

General Conditions

has the meaning given to it in paragraph 1(A)(iii) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Group

the Retained Group, the Handset Operations and the French Subsidiary;

Handset Operations

CSR’s development operations in handset connectivity and location, including 310 people, together with certain rights over CSR’s technology in these areas (and including, for the avoidance of doubt, the Sale Shares);

IFRS

the International Financial Reporting Standards, as adopted by the European Union;

Service Centre JPMorgan	JPMorgan Chase & Co. P.O. Box 64504 St.Paul, MN 55164-0504

J.P. Morgan Cazenove

J.P. Morgan Limited, acting as financial advisor, sponsor and broker in connection with the Transaction and the Equity Investment. J.P. Morgan Limited conducts its investment banking activities as J.P. Morgan Cazenove;

Listing Rules

the Listing Rules of the UK Listing Authority;

Non-Executive Directors

the non-executive directors of the Company as at the date of this Circular and “Non-Executive Director” means any one of them;

Non-solicit Undertaking

has the meaning given to it in paragraph 1(E) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Notice

the notice of the General Meeting, which is set out at the end of this Circular;

Ordinary Shareholder(s)

the holder(s) of Ordinary Shares from time to time;

Ordinary Shares

the ordinary shares of £0.001 each in the share capital of the Company;

pound sterling, £ or pence

are references to the lawful currency of the United Kingdom;

Proposed Tender Offer

the invitation by a Tender Offer Bank, or Tender Offer Banks, to the Shareholders by way of tender offer for the Shareholders to tender Ordinary Shares and ADSs to such Tender Offer Bank or Tender Offer Banks;

Proposed Tender Offer Resolution

the special resolution to be proposed at the General Meeting in connection with the share repurchases associated with the Proposed Tender Offer, as set out in the Notice;

Prospectus

the prospectus sent to Ordinary Shareholders dated 4 August 2011 regarding the proposed issue of up to 49,500,000 Ordinary Shares in the Company in connection with the proposed merger with Zoran Corporation and admission to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange;

Purchaser Condition

has the meaning given to it in paragraph 1(A)(vi) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Record Date

6 p.m. in London on 15 August 2012;

Reference Date

30 July 2012, being the latest practicable date prior to the publication of this Circular;

Regulatory Conditions

has the meaning given to it in paragraph 1(A)(v) of Part VI (Principal Terms of the Key Transaction Documents) of this Circular;

Resolutions

the Transaction Resolution and the Proposed Tender Offer Resolution;

Restricted Jurisdiction

each of Australia and Japan and any other jurisdiction where the mailing of this Circular into or inside such jurisdiction would constitute a violation of the laws of such jurisdiction;

Retained Group

the Company and its subsidiaries from time to time (excluding, for the avoidance of doubt, the Handset Operations and the French Subsidiary after Completion), being the continuing businesses of the Group following the Transaction;

Sale Shares

the entire issued share capital of the French Subsidiary;

SAYE

the Save-As-You-Earn Share Option Scheme;

Samsung

Samsung Electronics Co., Ltd whose registered office is at 416 Maetan-Dong, Youngtong-Gu, Suwon City, Gyeonggi-Do, Korea (a company organised under the laws of the Republic of Korea);

Samsung Group

Samsung and its subsidiaries and certain other controlled affiliates from time to time (including, for the avoidance of doubt, the Handset Operations and the French Subsidiary after Completion);

Seller

Cambridge Silicon Radio Limited, a company incorporated in England and Wales with registered number 03665875, whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ;

Shareholders

the holders of Ordinary Shares or ADSs from time to time;

Share Award Plan

the CSR Share Award Plan

Share Subscription Agreement

the agreement between Samsung and the Company dated 17 July 2012 pursuant to which Samsung will subscribe for, and the Company will issue and allot to Samsung, the Subscription Shares;

SiRF Options

the replacement options rolled over from the acquisition of SiRF Technology Holdings, Inc. at a conversion ratio and exchange rate specified in the merger agreement;

SoC

systems-on-a-chip;

Sponsor and Financial Adviser

J.P. Morgan Cazenove;

Strike Price

the price at which the successfully tendered Ordinary Shares will be acquired by a Tender Offer Bank(s), as more particularly described in paragraph 7 of Part I of this Circular (Letter from the Chairman of CSR plc);

Subscription Shares

the 9,925,000 ordinary shares of £0.001 in the capital of the Company to be issued and allotted by the Company to Samsung in consideration of the payment by Samsung of US$34.4 million;

subsidiary

a subsidiary as that term is defined in section 1159 of the Companies Act 2006;

subsidiary undertaking

a subsidiary undertaking as that term is defined in section 1162 of the Companies Act 2006;

Technology Licence

the world-wide perpetual, royalty-free, non-exclusive licence of the Company’s intellectual property rights in its connectivity and location products;

Tender Offer Bank

an investment bank appointed by the Company to undertake the Proposed Tender Offer;

Transaction

the conditional grant of the Technology Licence and the transfer of the Handset Operations and the Sale Shares (being the entire issued share capital of the French Subsidiary) to Samsung for the Consideration pursuant to the Transaction Agreement;

Transaction Agreement

the Asset and Share Transfer and Technology License agreement dated 17 July 2012 between the Seller, the Company and Samsung;

Transaction Resolution

the ordinary resolution to be proposed at the General Meeting in connection with the Transaction, as set out in the Notice;

Transitional Services Agreement

the agreement as defined in paragraph 2 of Part VI (Principal Terms of the Key Transaction Documents);

UK Listing Authority

the Financial Services Authority acting in its capacity as the competent authority for the purposes of FSMA;

uncertificated form

recorded on the register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertified Securities Regulations, may be transferred by means of CREST;

United Kingdom or UK

the United Kingdom of Great Britain and Northern Ireland;

US dollar or USD or $

are references to the lawful currency of the United States of America;

VAT

any value added tax imposed under Directive 2006/112/EC, the Value Added Tax Act 1994 and/or any primary or secondary legislation supplemental to either of them; and

Zoran Options

the replacement options rolled over from the acquisition of Zoran Corporation at a conversion ratio and exchange rate specified in the merger agreement.

Unless otherwise indicated, all references to time in this Circular are references to the time in London, United Kingdom.

CSR PLC

(incorporated and registered in England and Wales, No. 04187346)

Notice of General Meeting

NOTICE IS HEREBY GIVEN that a general meeting (the “General Meeting”) of CSR plc (the “Company”) will be held at 12:00 p.m. on 17 August 2012 at Slaughter and May, One Bunhill Row, EC1Y 8YY, London to consider and, if thought fit, pass the following resolutions, of which resolution 1 will be proposed as an ordinary resolution and resolution 2 will be proposed as a special resolution.

ORDINARY RESOLUTION

1.

THAT the proposed disposal of the Handset Operations to Samsung Electronics Co., Ltd. (the “Transaction”) as described in the circular to Ordinary Shareholders dated 1 August 2012 of which this Notice forms part (the “Circular”) on the terms and subject to the conditions of the agreement dated 17 July 2012 between the Company, Cambridge Silicon Radio Limited and Samsung Electronics Co., Ltd. (the “Transaction Agreement”), as described in Part VI (Principal Terms of the Key Transaction Documents) of the Circular of which this Notice forms part, be and is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Services Authority, and the Directors be and are hereby authorised to: (i) conclude and implement the Transaction in accordance with the Transaction Agreement; (ii) do all such acts and things and execute all such agreements and make such arrangements as may seem to them necessary, expedient or appropriate for the purposes of giving effect to, or otherwise in connection with, the Transaction and/or the Transaction Agreement; and (iii) agree and make such modifications/variations, revisions, waivers or amendments to the terms and conditions of the Transaction and/or the Transaction Agreement (providing such modifications, variations, revisions, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or appropriate.

SPECIAL RESOLUTION

2.

THAT, conditional upon resolution 1, the Company be and is hereby generally authorised to apply an amount not exceeding US$285 million to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of ordinary shares of £0.001 each in the capital of the Company (“Ordinary Shares”), in connection with a tender offer for Ordinary Shares and American Depositary Shares, provided that:

(a)	the maximum number of Ordinary Shares that may be purchased under this authority is 80 million;

(b)	the maximum price that may be paid for any Ordinary Share is 450 pence per Share and the minimum price that may be paid for any Ordinary Share is 250 pence per Share;

(c)	this authority will expire at the conclusion of the Company’s annual general meeting held in 2013 or, if earlier, at the close of business on 17 November 2013; and

(d)

the Company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of Ordinary Shares pursuant to any such contract.

This authority is in substitution for all previous authorities conferred on the Company in accordance with section 693(4) of the Companies Act 2006 but without prejudice to any market purchases already made or agreed to be made pursuant to such authorities.

By Order of the Board

Brett Gladden

Company Secretary

1 August 2012

Registered office:

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

Registered in England No: 04187346

Important information about the General Meeting

1.	General

This is the formal notice to Ordinary Shareholders of the General Meeting and gives you information as to the date, time and place and the business to be considered at the meeting. If there is anything you do not understand, please talk to an appropriate professional adviser.

2.	What to do if you have recently sold or transferred all your CSR plc Ordinary Shares?

Please send this Circular but not the personalised Form of Proxy to the person to whom you sold the Ordinary Shares or the person who sold the shares for you (to send to the new owner of the Ordinary Shares). To have the right to come and vote at the General Meeting, you must hold Ordinary Shares in the Company and your shareholding must be entered on the Register of Members by 6 p.m. on 15 August 2012 or, in the event of any adjournment, by 6 p.m. on the date which is two working days before the date of the adjourned meeting.

3.	What to do if you have recently acquired your CSR plc Ordinary Shares and have received this Circular from the transferor?

Please contact the Company’s Registrars, Equiniti on 0871 384 2668 from inside the United Kingdom or +44 121 415 7047 from outside the United Kingdom between 8.30 a.m. and 5.30 p.m. (London time) from Monday to Friday (excluding UK public holidays) for voting instructions, a Form of Proxy and an Application Form. Calls to the 0871 384 2668 number from inside the United Kingdom cost 8 pence per minute (excluding VAT) from a BT landline. Other service providers’ charges may vary. Calls to the +44 121 415 7047 number from outside the United Kingdom will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes.

Notes to the Notice of General Meeting

The following notes explain your general rights as an Ordinary Shareholder and your right to attend and vote at this General Meeting or to appoint someone else to vote on your behalf.

1.

Ordinary Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. An Ordinary Shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Ordinary Shareholder. A proxy need not be an Ordinary Shareholder of the Company. A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact our Registrar, Equiniti, on 0871 384 2668 (international telephone number +44 121 415 7047). Please note that calls to the 0871 384 2668 number from inside the United Kingdom cost 8 pence per minute (excluding VAT) from a BT landline. Other service providers’ charges may vary. Calls to the +44 121 415 7047 number from outside the United Kingdom will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Lines are open between 8.30 a.m. and 5.30 p.m. (London time) from Monday to Friday (excluding UK public holidays).

2.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first named being the most senior).

3.

To be valid, any Form of Proxy or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at the Company’s Registrar, at the address shown on the Form of Proxy or received via the Sharevote website (www.sharevote.co.uk), or in the case of Ordinary Shares held through CREST, via the Euroclear website, (see note 16 below), in each case no later than 12:00 p.m. on 15 August 2012. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all Ordinary Shareholders and those who use them will not be disadvantaged.

4.

The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described below) will not prevent an Ordinary Shareholder attending the General Meeting and voting in person if he/she wishes to do so.

5.

Alternatively you may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need the Voting I.D., Task I.D. and Shareholder Reference Number, which together make up the series of reference numbers, printed on the Form of Proxy. Alternatively, if you have already registered with Equiniti’s online portfolio service Shareview, you can submit your proxy form at www.shareview.co.uk by entering your portfolio identification particulars and clicking on the link to vote under your CSR plc holding details. The on-screen instructions give details of how to complete the appointment process. Please note that any electronic communication found to contain a computer virus will not be accepted. The proxy appointment and/or voting instructions must be received by Equiniti not later than 12:00 p.m. on 15 August 2012. The use of the internet service in connection with the General Meeting is governed by the Equiniti conditions of use set out on the website, www.sharevote.co.uk, and may be read by logging onto the site.

6.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

7.

Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Ordinary Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Ordinary Shareholder as to the exercise of voting rights.

8.

The statement of the rights of Ordinary Shareholders in relation to the appointment of proxies in notes 1, 2 and 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Ordinary Shareholders of the Company.

9.

To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), Ordinary Shareholders must be registered in the Register of Members of the Company at 6 p.m. on 15 August 2012 (or, in the event of any adjournment, by 6 p.m. on the date which is two days before the date of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting. There are no other procedures or requirements for entitled Ordinary Shareholders to comply with in order to attend and vote at the General Meeting.

10.

It is the current intention that voting at the meeting will be conducted by way of a poll as the Company believes that a poll is more representative of Ordinary Shareholders’ voting intentions because Ordinary Shareholder votes are counted according to the number of Ordinary Shares held and all votes tendered are taken into account.

11.

As at 5.00 p.m. on 30 July 2012 (being the last practicable business day prior to the publication of this Notice) the Company’s issued share capital consists of 218,747,896 Ordinary Shares carrying one vote each, of which 16,481,290 Ordinary Shares are held by the Company in treasury. Therefore the total voting rights in the Company as at 30 July 2012 are 202,266,606.

12.

Any corporation which is an Ordinary Shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as an Ordinary Shareholder provided that they do not do so in relation to the same Ordinary Shares.

13.

Any Ordinary Shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

14.	A copy of this Notice, and other information required by section 311A of the Companies Act 2006, can be found on the Company’s website at www.csr.com.

Electronic proxy appointment through CREST

15.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

16.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our Registrar, Equiniti (ID RA19) by 12:00 p.m. on 15 August 2012. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.

17.

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

18.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Limitations of Electronic Addresses

19.

You may not use any electronic address provided in either this Notice of General Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Other

20.

Except as provided above, if you have general queries about the General Meeting or if you have any special needs or require wheelchair access to the General Meeting venue, please use the following means of communication (no other methods of communication will be accepted):

A.

call our shareholder helpline on 0871 384 2668 (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday) or on +44 121 415 7047 for overseas shareholders; or

B.	call the Company Secretary on 01223 692000.